Notice of Annual Shareholders Meeting and
Proxy Statement 2020

December 2, 2020
8:00 a.m. Pacific Time

Virtual Meeting Site:
www.virtualshareholdermeeting.com/MSFT20





"We recognize the responsibility we have to ensure the technology we build is always inclusive, trusted, promotes fundamental rights, and is creating a more sustainable world."

Satya Nadella, CEO

Microsoft works to conduct business in ways that are principled, transparent, and accountable to our shareholders and other key stakeholders. We believe doing so generates long-term value. As we work to help everyone achieve more, we are committed to improving our world and reporting our progress.

Fiscal Year 2020 Business Performance

$143.0 billion	**$53.0 billion**	**$44.3 billion**	**$5.76**
Revenue	Operating income	Net income	Diluted earnings per share
(up 14%)	(up 23%)	(up 13% GAAP and 20% non-GAAP)	(up 14% GAAP and 21% non-GAAP)

Percentages are year-over-year. See Annex A for a reconciliation of financial measures presented under accounting principles generally accepted in the United States ("GAAP") to non-GAAP financial measures.

Focus for Societal Impact

Fundamental to Microsoft's mission is realizing our enormous opportunities to create technology that benefits everyone on the planet, as well as the planet itself. As we think about our societal impacts, our current areas of focus include:

Trust in technology	**Inclusive economic growth**	**Fundamental rights of people**	**Sustainability**
			

Note About Forward-Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the Proxy Summary and Part 2 – Named Executive Officer Compensation. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.



Letter from our CEO

October 19, 2020

Dear Shareholder,

On behalf of the Board of Directors, it is our pleasure to invite you to the 2020 Annual Shareholders Meeting of Microsoft Corporation ("Annual Meeting"), on December 2, 2020, beginning at 8:00 a.m. Pacific Time. This year's Annual Meeting will be held in a virtual format through a live webcast. We will provide the webcast of the Annual Meeting at www.virtualshareholdermeeting.com/MSFT20. In addition, you will have the option to view the Annual Meeting through Microsoft Teams at www.microsoft.com/investor. A transcript with video and audio of the entire Annual Meeting will be available on the Microsoft Investor Relations website after the meeting. For further information on how to participate in the meeting, please see Part 5 – Information About the Meeting on page 70 in this Proxy Statement.

The Notice of 2020 Annual Shareholders Meeting and this Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience.

This year's shareholders Q&A session will include questions submitted both live and in advance. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with the control number ("Control Number") found next to the label for postal mail recipients or within the body of the email sending you the Proxy Statement. Live questions may be submitted online beginning shortly before the start of the Annual Meeting through www.virtualshareholdermeeting.com/MSFT20. We will post questions and answers if applicable to Microsoft's business on our Investor Relations website shortly after the meeting.

Thank you for your continued investment in Microsoft.

Sincerely,

Satya Nadella
Chief Executive Officer



Letter from the Board of Directors

October 19, 2020

Dear Shareholder,

This past fiscal year presented unprecedented societal and business challenges on a global scale. We mourn the losses COVID-19 has inflicted on so many individuals and families across the world. We're humbled and appreciative of the opportunities Microsoft has had to empower our customers and partners to meet the challenges they face and will continue our contributions to help the world respond to and eventually control COVID-19. Throughout the year, the Board and executive leadership of Microsoft collaborated closely to ensure the Company met its commitments to a broad range of stakeholders, including our employees, customers, the communities we operate in, suppliers, and of course our shareholders.

This year also included necessary recognition and reckoning with global issues of racial justice in communities across the United States and around the world. The Board worked with Microsoft's senior leadership team and employees to reflect on, learn, and identify the role Microsoft must play in driving change. In June, the Company announced specific actions to address racial injustice and inequity for the Black and African American community in the U.S. These are focused on three multiyear, sustained efforts: increasing our representation and culture of inclusion, engaging our ecosystem, and strengthening our communities. We know this is not a one-time event and will require ongoing work and focus in the months and years ahead. This year also included significant new sustainability commitments by the Company, including the goal to be carbon negative by 2030.

Amidst the challenges, fiscal year 2020 offered another record year for financial performance, and Microsoft delivered strong results for our shareholders, including a return of $35 billion in the form of share repurchases and dividends. We look forward to more opportunity ahead as we remain committed to the long-term interests of our shareholders. In seeking shareholder perspectives, during fiscal year 2020, our Board Chair and members of management engaged with a cross-section of shareholders owning over 48% of Microsoft shares. Shareholder feedback helped inform the continued evolution of our executive compensation program towards more performance-based compensation and to further enhance transparency on compensation decisions and other topics.

This year's Board nominees represent a wide range of backgrounds and expertise. We believe our diversity of experiences, perspectives, and skills contributes to the Board's effectiveness in managing risk and providing guidance that positions Microsoft for long-term success in a dynamically changing business environment. Of our 12 Board nominees, 11 are independent, which includes our Board Chair and all Committee members. This year, Co-Founder and Technology Advisor Bill Gates stepped down from the Company's Board of Directors to dedicate more time to his philanthropic priorities. He continues to serve as Technology Advisor to CEO Satya Nadella and other leaders in the Company. The Board has benefited from Bill's leadership and vision in innumerable ways over the years, and we are grateful for his contributions and insights.

This Proxy Statement describes Microsoft's corporate governance policies and practices that foster the Board's effective oversight of the Company's business strategies and practices. We encourage you to view our ESG and Director Video Series to bring this information to life. The videos provide an opportunity for directors to discuss how we approach our roles and responsibilities and share the unique perspectives we bring to the Board, as well as of leaders from across Microsoft discussing our commitments to address key environmental and social challenges. The series is available at https://aka.ms/DirectorVideoSeries.

As we look to the year ahead, we see tremendous possibilities for Microsoft to continue to help our customers and partners recover from the challenges of 2020 and we are excited about the opportunities ahead for the Company's business, shareholder value creation, and positive impacts at a global scale. We appreciate your investment in Microsoft and thank you for the trust you place in us and the opportunity to serve you and our Company as directors.

Sincerely,

Your Board of Directors



Notice of 2020 Annual Shareholders Meeting

Date	December 2, 2020
Time	8:00 a.m. Pacific Time
Virtual Meeting	This year's meeting is a virtual shareholders meeting at www.virtualshareholdermeeting.com/MSFT20
Record Date	October 8, 2020. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.
Proxy Voting	**Make your vote count.** Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:
Items of Business	• Elect the 12 director nominees named in this Proxy Statement • Approve, on a nonbinding advisory basis, the compensation paid to our named executive officers ("say-on-pay vote") • Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2021 • Vote on Shareholder Proposal: Report on Employee Representation on Board of Directors • Transact other business that may properly come before the Annual Meeting
Address of Corporate Headquarters	One Microsoft Way, Redmond, WA 98052
Meeting Details	See Part 5 – Information About the Meeting for details.

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on December 2, 2020. Our 2020 Proxy Statement and Annual Report to Shareholders are available at www.microsoft.com/investor.

By Order of the Board of Directors

Dev Stahlkopf
Secretary

Redmond, Washington
October 19, 2020

Proxy Statement Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all information you should consider. Please read this entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

Date: December 2, 2020

Time: 8:00 a.m. Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under voting matters and vote recommendations below, and any other business that may properly come before the meeting.

Place: www.virtualshareholdermeeting.com/MSFT20

Record Date: October 8, 2020

Mailing Date:
This Proxy Statement was first mailed to shareholders on or about October 20, 2020.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Microsoft Corporation ("Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

Voting Matters and Vote Recommendations

See Part 4 – Proposals to be Voted on During the Meeting for more information.

	Board Recommends	See Page
Management Proposals		
Election of 12 Directors	✓ FOR	**64**
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	✓ FOR	**65**
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2021	✓ FOR	**67**
Shareholder Proposal		
Report on Employee Representation on Board of Directors	✗ AGAINST	**67**

Vote in Advance of the Meeting

 **Vote your shares at www.proxyvote.com.** Have your Notice of Internet Availability or proxy card for the 16-digit Control Number needed to vote.

 **Call toll-free number 1-800-690-6903.**

 **Sign, date, and return the enclosed proxy card or voting instruction form.**

Vote Online During the Meeting

 **See page 70** in Part 5 – Information About the Meeting for details on voting your shares during the meeting through proxyvote.com.

Our Director Nominees

See Part 1 – Governance and our Board of Directors for more information.

The following table provides summary information about each of the 12 director nominees. Each director is elected annually by a majority of votes cast.

Name Occupation	Age	Director Since	Independent	Other Public Boards	Committee Memberships			
					AC	CC	GN	RPP
Reid G. Hoffman *Partner, Greylock Partners*	53	2017	Yes	1				
Hugh F. Johnston *Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.*	59	2017	Yes	0	C F			
Teri L. List-Stoll *Former Executive Vice President and CFO, The Gap, Inc.*	57	2014	Yes	1	F		M	
Satya Nadella *CEO and Director, Microsoft Corporation*	53	2014	No	1				
Sandra E. Peterson *Operating Partner, Clayton, Dubilier & Rice, LLC*	61	2015	Yes	1		C	M	
Penny S. Pritzker *Founder and Chairman, PSP Partners, LLC*	61	2017	Yes	0				C
Charles W. Scharf *President, CEO, and Director, Wells Fargo & Company*	55	2014	Yes	1		M	M	
Arne M. Sorenson *President, CEO, and Director, Marriott International, Inc.*	62	2017	Yes	1	F			
John W. Stanton *Founder and Chairman, Trilogy Partnerships*	65	2014	Yes	2	M			M
John W. Thompson *Independent Chair, Microsoft Corporation; Former CEO, Virtual Instruments Corporation*	71	2012	Yes	1			C	M
Emma N. Walmsley *CEO and Director, GlaxoSmithKline plc*	51	2019	Yes	1		M		M
Padmasree Warrior *Founder, President, and CEO, Fable Group, Inc.*	59	2015	Yes	1		M		

AC: Audit Committee
CC: Compensation Committee
GN: Governance and Nominating Committee
RPP: Regulatory and Public Policy Committee

C Chair   M Member   F Financial Expert

▮▮ Microsoft

Executive Compensation Advisory Vote

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this Proxy Statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

We have executed on our pay for performance philosophy.

- 56% of the annual target compensation opportunity for our Named Executives was performance-based (on average)

- 50% of the annual cash incentive is determined based on pre-established financial targets, and the other 50% is determined based on operational performance in three weighted performance categories

- The metrics for our performance stock awards are reviewed annually to ensure they reflect key business developments that drive long-term growth

- Our performance stock awards ("PSAs") include a relative total shareholder return ("TSR") multiplier to reward significant positive outperformance and align executives' and shareholders' long-term interests

- At least 70% of target compensation for our Named Executives was equity-based, providing incentives to drive long-term business success and direct alignment with returns to shareholders

See Part 2 – Named Executive Officer Compensation for more information.

Sound Program Design

We design our executive officer compensation programs to attract, motivate, and retain the key executives who drive our success and industry leadership, while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through compensation that:

- Provides a competitive total pay opportunity

- Delivers a majority of pay based on performance

- Consists primarily of stock-based compensation

- Enhances long-term focus through multi-year vesting of stock awards

- Does not encourage unnecessary and excessive risk taking

Recent Enhancements Incorporate Shareholder Feedback

In discussing our compensation program throughout 2020 with investors, several key themes emerged in shareholders' feedback. The Compensation Committee evaluated these themes and implemented enhancements to our fiscal year 2021 compensation program that both respond directly to shareholder input and further increase pay-for-performance alignment at Microsoft. Shareholder feedback and responsive actions taken include:

Feedback Themes

- Increase the performance-based component of the annual cash incentive – to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy

- Shift the mix of our CEO's equity award to be majority performance-based

- Include a downside adjustment on the PSA payout, so that the TSR multiplier provides both upside and downside exposure for executives

- Investors would benefit from additional disclosure regarding the Compensation Committee's process to determine incentive compensation results

Actions Taken

- Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)

- Increased the performance-based portion of our CEO's equity awards from 50% to 70% for fiscal 2021

- Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payouts if relative TSR falls below the 40th percentile of the S&P 500

- Increased the disclosure of the goal-setting process and results under PSAs

Business Overview

Our Business Performance

In fiscal year 2020, we continued to achieve strong business results, focusing on enabling the success and earning the trust of our customers. We expanded our offerings and accelerated innovation to capture the opportunities that the era of intelligent cloud and intelligent edge is creating for our customers. We continue to improve our position as a trusted partner to our customers, accelerating their digital transformations through our key cloud technologies, productivity tools, and artificial intelligence assets.

Fiscal Year 2020 Achievements

$143.0 billion	**$53.0 billion**	**$44.3 billion**	**$5.76**
Revenue, a 14% increase	Operating income, a 23% increase	Net income, an increase of 13% GAAP and 20% non-GAAP	Diluted earnings per share, an increase of 14% GAAP and 21% non-GAAP

- Commercial cloud revenue increased 36% to $51.7 billion
- Office Commercial products and cloud services revenue increased 12%
- Office Consumer products and cloud services revenue increased 11%
- LinkedIn revenue increased 20%
- Dynamics products and cloud services revenue increased 14%
- Server products and cloud services revenue increased 27%
- Enterprise Services revenue increased 5%
- Windows Commercial products and cloud services revenue increased 18%
- Windows original equipment manufacturer licensing ("Windows OEM") revenue increased 9%
- Surface revenue increased 8%
- Xbox content and services revenue increased 11%
- Search advertising revenue, excluding traffic acquisition costs, was relatively unchanged

Percentages are year-over-year. See Annex A for a reconciliation of financial measures presented under accounting principles generally accepted in the United States of America ("GAAP") to non-GAAP financial measures. Key performance indicators are defined in our Form 10-K for the fiscal year ended June 30, 2020.

Strong Long-Term Performance



Total Shareholder Return*
through June 30, 2020

209.7% — 3 Year
112.3% — 2 Year
51.9% — 1 Year

Our total shareholder return and total cash returned to shareholders for the past three years have continued to be strong.

Total Cash Returned to Shareholders
(in billions)

	FY18	FY19	FY20
Buyback	$8.6	$16.8	$19.7
Dividend	$12.9	$14.1	$15.5

■ Buyback ▪ Dividend

* Total shareholder return includes reinvestment of dividends.

Governance and Board Best Practices

Our mission to empower every person and every organization on the planet to achieve more is ambitious, and we cannot fulfill it with a narrow or short-term focus. Our adoption of leading governance practices fosters our sustained business success over the long term. Strong corporate governance, informed by participation from our shareholders, is essential to achieving our mission. During fiscal year 2020, independent members of our Board and members of management engaged with a cross-section of shareholders owning over 48% of our shares and provided shareholder feedback to the Board.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. Of our 12 Board nominees, 11 are independent. Having an independent Board is a core element of our governance philosophy.



Our Director Nominees

Board Diversity — 7

Financial — 6

Global Business — 11

Leadership — 12

Mergers and Acquisitions — 12

Sales and Marketing — 5

Technology — 7

Board Diversity

58%

7 | 5

■ Diverse ■ Non-diverse

Gender Diversity

42%

5 | 7

■ Women ■ Men

Independent, Effective Board Oversight

- Independent Board Chair

- 11 of 12 director nominees are independent

- All committee members are independent

- Board-adopted refreshment commitment to maintain an average tenure of 10 years or less for its independent directors as a group

- Executive sessions provided for all quarterly Board and committee meetings

- Annual Board and committee evaluations

- Director orientation and continuing education programs for directors

- All current Audit Committee members meet the NASDAQ listing standard of financial sophistication and three members are audit committee financial experts under the Securities and Exchange Commission ("SEC") rules

Shareholder Rights

- Single class of stock with equal voting rights

- All directors are elected annually

- Directors are elected by majority vote in uncontested elections

- Confidential voting policy

- 15% of outstanding shares can call a special meeting

- Our bylaws provide for "proxy access" by shareholders

See Part 1 – Governance and our Board of Directors and Part 5 – Information About the Meeting for more information.

1. Governance and our Board of Directors

Governance, Trust, and Resilience

We believe that earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft's mission to empower every person and every organization on the planet to achieve more. Times of upheaval reveal the strength of that foundation, and the tumultuous events of 2020 have only underscored the importance of our approach. If we are meeting the standard to which we hold ourselves, we will—even through periods of social and economic disruption—build trust with our shareholders and other stakeholders, maintain the integrity of our operations, and help customers have the resilience to achieve their objectives.

Responding to Coronavirus

As the COVID-19 pandemic swept the globe, Microsoft responded quickly in service of our top priority: protecting the health and safety of our employees and the communities in which we operate. We're working to support these groups through continued pay for hourly service providers, extended parental leave, cash grants to local organizations, securing needed personal protective medical equipment, and more. We sought to empower our employees with regular, clear, and transparent communication from senior leadership that offers guidance on our global policies while providing the ability to follow the guidance of local government and health authorities in the communities where our employees reside. We also sought to help our customers use technology to ensure people can stay productive and connected with new tools and product features. Finally, we're helping the world's leaders and researchers in the fight against COVID-19. We dedicated $20 million of our AI for Health program to supporting COVID-19 efforts. This includes teaming up with the United States ("U.S.") Centers for Disease Control and Prevention to develop Microsoft's Healthcare Bot, and The Bill & Melinda Gates Foundation to fuel the CoVIg-19 Plasma Bot and CoVIg-19 Plasma Alliance plasma donation recruitment website.

The Call for Racial Justice

As the U.S. and much of the world faced a wave of protests calling for racial justice, we worked to build on our past commitments and help push for greater impact by supporting inclusive economic opportunity. First, we committed to increasing our representation and culture of inclusion. We will build on our diversity and inclusion ("D&I") momentum from the past five years by adding an additional $150 million of D&I investment, and will double the number of Black and African American people managers, senior individual contributors, and senior leaders in the U.S. by 2025. We also committed to engaging our ecosystem. We will use our balance sheet and engagement with suppliers and partners to extend the vision for societal change throughout our ecosystem, creating new opportunities for them and the communities they serve. Finally, we committed to efforts that strengthen our communities. We will use the power of data, technology, and partnership to help address racial injustice in the lives of Black and African American citizens across the U.S., including to address the safety and well-being of our own employees in the communities in which they live. Our expanded Justice Reform Initiative seeks to protect fundamental rights and create a more equitable justice system by working with diverse stakeholders to advance reforms in policing, diversion, and prosecution.

Our Board's Engagement

Through these challenges and others, our management benefits from the thoughtful insights and oversight provided by our diverse mix of directors with complementary qualifications, expertise, and attributes. Throughout 2020, our Board of Directors and its committees maintained its regular schedule of quarterly meetings, quickly transitioning to virtual meetings using Microsoft Teams as COVID-19 emerged. The Board's longstanding work to provide oversight, review, and counsel related to long-term strategy, risks, and opportunities provided a strong foundation for management and the Board to build upon in responding quickly and appropriately to these and other unexpected global challenges and to seize new opportunities to serve our customers and fulfill our mission.

Building Trust and Accountability

Our shareholders, employees, customers, regulators, and other stakeholders are all increasingly focused on the importance of the effective engagement and action on environmental, social, and governance ("ESG") topics.

To meet the expectations of our shareholders and other stakeholders and to maintain their trust, we are committed to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft's Standards of Business Conduct ("Standards") at https://aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. These Standards require not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy. In support of these Standards, we strive to build a workplace culture that embraces learning and fosters trust—a culture where every employee feels free to ask questions and raise concerns when something doesn't seem right. We extend our high expectations to suppliers who do business with Microsoft, requiring them to uphold the human rights, labor, health and safety, environmental, and business ethics practices prescribed in our Supplier Code of Conduct at https://aka.ms/scoc.

In addition, we have made a broad range of environmental and social commitments. Some of our key commitments are highlighted on page 8 and many more are disclosed at www.microsoft.com/csr. We also aim to hold ourselves accountable by publicly reporting on our policies, practices, and performance to provide our stakeholders visibility into how we are meeting our commitments and responsibilities. Our Reports Hub available at www.microsoft.com/transparency provides a consolidated, comprehensive view of our ESG reporting and data ranging from our carbon footprint to workforce demographics to political donations. We work to align our ESG reporting to global standards such as the Global Reporting Initiative Sustainability Reporting Standards and sector-based materiality maps provided by the Sustainable Accounting Standards Board. In addition, we were among the first companies to align our human rights work with the United Nations Guiding Principles on Business and Human Rights and to adopt the United Nations Guiding Principles Reporting Framework.

Recognizing the interest of shareholders in establishing greater transparency about corporate political contributions, we disclose our political contributions to support candidates and ballot measures and how certain of our trade association membership dues are used for political activities. As part of our commitment to transparency, we developed the Principles and Policies for Guiding Microsoft's Participation in the Public Policy Process in the U.S., which focuses on ensuring compliance with applicable federal and state laws and goes beyond compliance to implement what we consider leading practices in corporate accountability, transparency, integrity, and responsibility. The policy is available at www.microsoft.com/public-policy-engagement.

Overall, we believe that our commitment to strong corporate governance and effective board oversight plays a critical role in ensuring accountability, earning trust, and boosting our resilience in a turbulent world. Below we describe Microsoft's corporate governance policies and practices that foster effective board oversight in service of the long-term interests of our shareholders, explain the process for selecting director candidates, and present the 2020 nominees for election to our Board.

Management and Governance of Key Environmental and Social Topics

From our CEO and Senior Leadership Team ("SLT") and throughout our organization, people at Microsoft are working to conduct our business in principled ways that make a significant positive impact on important global issues. Microsoft's Board of Directors provides insight, feedback, and oversight across a broad range of environmental and social matters. In particular, among the responsibilities of the Board's Regulatory and Public Policy Committee is to provide oversight and guidance to the Board and management about the Company's policies and programs that relate to corporate social responsibility.

Here is how Microsoft is managing three topics that we know are of interest to many of our shareholders and other stakeholders. Deeper information across a wide range of ESG topics is available at www.microsoft.com/csr.

Workplace and Culture

Microsoft aims to recruit, develop, and retain world-changing and diverse talent. To foster their and our joint success, we seek to create an environment where people can do their best work—a place where they can proudly be their authentic selves, and where they know their needs can be met. We've used the concept of a growth mindset to transform our culture. It starts with a belief that everyone can grow and develop; that potential is nurtured, not predetermined; and that anyone can change their mindset. We're also working to transform HR using data, technology, process excellence, and investing in our people. For instance, we've sought to align our employee benefits to our culture, evolving them to be more holistic and inclusive. Over the past several years we've sought to drive inclusive opportunity by providing increased transparency on our diversity and inclusion commitments and making progress in applying and advancing D&I practices across our workplace, including a focus on allyship, behavior modeling, broadening our search for talent, and nurturing employee advocacy groups. See more at www.microsoft.com/diversity.

Environmental Sustainability

Microsoft's strategy for a sustainable future focuses on climate, ecosystems, water, and waste. On climate, this includes a commitment to becoming carbon negative across Microsoft operations and our supply chain by 2030, shifting to 100% renewable energy by 2025, and launching a Climate Innovation Fund to invest $1 billion over the next four years in new technologies and innovative sustainability solutions. We also aim to be a leading provider of technology solutions for environmental challenges. In April 2020, we shared plans to create a "Planetary Computer," which will aggregate environmental data from around the world and put it to work to help our partners and customers with environmental decision making in their organizational activities. We've also committed to advocate for public policies that support carbon reduction and removal and ecosystem protection. See more on these and our latest commitments at www.microsoft.com/environment.

Responsible AI

Microsoft is committed to ensuring our artificial intelligence ("AI") breakthroughs are developed responsibly, earn people's trust, and benefit society. Microsoft created our Office of Responsible AI ("ORA") and a multidisciplinary internal AI, Ethics, and Effects in Engineering and Research Committee ("AETHER"), to establish an internal governance structure that provide principles, practices, tools, and compliance processes across the Company that help to ensure Microsoft is upholding its AI principles in its development of AI technology and products. ORA sets our rules and governance processes, working closely to enable teams across the Company, and AETHER advises our leadership on the challenges and opportunities presented by AI innovations. Together, ORA and AETHER work closely with our engineering and sales teams to help them uphold Microsoft's AI principles in their day-to-day work. We are active on the public policy front calling for laws and regulation on AI technologies like facial recognition to ensure that the promise of AI is realized for the benefit of society at large while protecting fundamental rights. See more at https://www.microsoft.com/ai/our-approach.

Board of Directors Oversight Roles

Shareholders elect our Board to serve their long-term interests and to oversee management. Our Board and its committees work closely with management to provide oversight, review, and counsel related to long-term strategy, risks, and opportunities, and feedback from shareholders. In particular, the Board oversees business affairs and integrity, works with management to determine our mission and long-term strategy, oversees risk management, performs the annual CEO evaluation, oversees CEO succession planning, and oversees internal controls over financial reporting and external audit. The Board looks to the expertise of its committees to provide strategic oversight in their areas of focus. Examples of oversight areas are provided below and further below we describe the Board's committee structure and each committee's areas of focus and oversight.

Strategy

Led by the CEO, the SLT develops and executes our business strategy. It manages our operations and works to model our desired culture, create innovative products, establish accountability, and control risk. The SLT also aligns our structure, operations, people, policies, and compliance efforts to our mission and strategy.

Overseeing management's development and execution of the Company's strategy is one of our Board's primary responsibilities. The Board works closely with the SLT to respond to a dynamically changing business environment. The SLT and other leaders from across the Company provide business and strategy updates to our Board quarterly, and the Board participates in an annual strategy retreat with the SLT and other leaders. At meetings throughout the year, the Board also assesses the strategic alignment of the Company's budget and capital plan and strategic acquisition and integration process. For large acquisitions such as LinkedIn and GitHub, the Board engages management on a broad range of considerations, such as due diligence findings, valuation, and integration planning.

Risk

Effective risk management is critical to Microsoft's ability to achieve its mission. The Board oversees management in exercising its responsibility managing risk. With the Audit Committee, the Board assesses whether management has an appropriate framework to manage risks and whether that framework is operating effectively. On a regular basis, the Board and its committees engage with management on risk as part of broad strategic and operational discussions which encompass interrelated risks, as well as on a risk-by-risk basis. The Board executes its oversight responsibility directly and through its committees, who regularly report back to the Board. For information on specific areas of risk oversight, each committee has a charter describing its specific responsibilities which can be found on our website at https://aka.ms/boardcommittees. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one of its committees. For example, the Board maintains direct oversight over cybersecurity risk. The Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations. The Board also discusses recent incidents throughout the industry and the emerging threat landscape, in part identified through Microsoft's intelligent security graph. (For more information, see www.microsoft.com/security/intelligence-security-api). We believe that the Board's leadership structure, including its independent chair, supermajority of independent directors, and allocation of oversight responsibilities to appropriate committees, provides effective board-level risk oversight.

Culture, Workplace, and Succession Planning

Our culture isn't what we talk or write about; it's what's we live every day. Our SLT holds itself accountable to modeling the culture we strive for. We focus on creating a respectful, rewarding, diverse, and inclusive work environment that allows our employees to build meaningful careers. Key to this environment is cultivating a growth mindset, where our workforce is focused on learning, listening, and growing. We have established a set of five "People Priorities" that ground our Human Resource strategy:

• Talent that can change the world

• An evolving culture embracing a growth mindset

• An exceptional place to work

• Transformational leadership

• Empowering at scale

Each SLT member serves as a "sponsor" for one or more of the priorities and all are accountable to help achieve them. We consider employee input from our annual anonymous poll and other feedback channels in designing talent programs, rewards, and benefits, and building the overall employee experience.

The Board and the Compensation Committee engage with the SLT and Human Resources executives across a broad range of human capital management topics including culture, succession planning and development, compensation, benefits, employee recruiting and retention, and diversity and inclusion. Additionally, each year the Compensation and Audit Committees evaluate management's annual assessment of risk related to our compensation policies and practices. The Compensation Committee also oversees our sales incentive programs through engagement with management's Sales Incentive Compensation Governance Committee.

A primary responsibility of the Board is planning for CEO succession and overseeing identification and development of other members of the SLT. The Board and the Compensation Committee work with the CEO and our head of Human Resources to plan for succession. For the CEO, the succession plan covers identification of internal and external candidates, and development plans for internal candidates. The Board annually reviews the CEO succession plan. The criteria used to assess potential CEO candidates are formulated based on the Company's business strategies, and include strategic vision, leadership, and operational execution. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential CEO candidates. The Board maintains an emergency succession contingency plan that is reviewed on an annual basis by the Board and Governance and Nominating Committee. The plan identifies roles and responsibilities of individuals who would act if an unforeseen event prevented the CEO from continuing to serve. The Compensation Committee reviews with the CEO and reports to the Board on development and succession plans for the SLT. The Board may review development and succession planning more frequently as it deems necessary or desirable.

Our Governance Structure

Framework

We have developed a corporate governance framework designed to ensure our Board has the authority and practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management, and shareholders, and comply with or exceed the requirements of the NASDAQ Stock Market, LLC ("Nasdaq") and applicable laws and regulations. This framework establishes the practices our Board follows with respect to, among other things, Board composition and member selection, Board meetings and involvement of senior management, director compensation, CEO performance evaluation, management succession planning, and Board committees. The Board is committed to seeking opportunities for improvements on an ongoing basis. Each summer, the Board updates our corporate governance framework based on shareholder feedback, results from the annual shareholders meeting, the Board and committees' self-assessments, governance best practices, and regulatory developments.

Our Corporate Governance Documents

- Articles of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Director Independence Guidelines
- Microsoft Finance Code of Professional Conduct
- Microsoft Standards of Business Conduct
- Audit Committee Charter and Responsibilities Calendar
- Compensation Committee Charter
- Governance and Nominating Committee Charter
- Regulatory and Public Policy Committee Charter
- Executive Stock Ownership Policy
- Executive Compensation Recovery Policy
- Compensation Consultant Independence Standards

These documents are available on our website at https://aka.ms/policiesandguidelines.

Shareholder Rights

Microsoft strives to implement best practices in shareholder rights and to ensure the Company and Board align with the long-term interests of shareholders. We have enhanced our corporate governance framework over time based on input from our Board, shareholders, and other governance experts. Shareholder rights include:

- Single class of shares with each share entitled to one vote
- Annual election of all directors (unclassified board)

- Majority voting standard for directors in uncontested elections

- Confidential voting policy

- Shareholders of 15% of outstanding shares have the right to call a special meeting

- Proxy access bylaw allows groups of up to 20 shareholders holding 3% of shares for at least three years to nominate up to two individuals or 20% of the Board (whichever is greater) for inclusion in the proxy statement and ballot for election at an annual shareholders meeting

Other requirements that align Company and long-term interests of shareholders include:

- Significant stock ownership requirements for directors, executive officers, and other senior leaders

- Strong 'no-fault' executive compensation recovery ("clawback") policy that applies to executive officers, other senior leaders, and our chief accounting officer

- Strict hedging and pledging prohibitions against our directors and executive officers hedging their ownership of Microsoft stock, including by trading in options, puts, calls, or other derivative instruments related to Company equity or debt securities. Directors and executive officers are prohibited from purchasing Microsoft stock on margin, borrowing against Microsoft stock held in a margin account, or pledging Microsoft stock as collateral for a loan

- Board tenure policy that seeks to maintain an average tenure of 10 years or less for the Board's independent directors

- Public company board service limit of no more than three other public company boards for directors. Directors who are current CEOs should not serve on more than one other public company board

Shareholder Engagement

Effective corporate governance includes regular, constructive conversations with our shareholders to proactively seek shareholder insights and to answer shareholder inquiries. We maintain an active dialogue with shareholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, business performance, risk, culture and workplace topics, compensation practices, and a broad range of ESG issues. As noted above, the Board updates our corporate governance framework each summer based on a number of inputs, including shareholder feedback.

Our Office of the Corporate Secretary coordinates engagement with Investor Relations and provides a summary of all relevant feedback to our Board. In fiscal year 2020, our Board Chair and members of management engaged with a cross-section of shareholders owning 48% of Microsoft shares. In addition, throughout the year our Investor Relations group engages with our shareholders, frequently along with Mr. Nadella, our CEO, or Ms. Hood, our CFO. Building on our fiscal year 2020 outreach, we engaged investors representing 45% of outstanding shares in the first quarter of fiscal year 2021. After assuming the Chair of the Compensation Committee, Ms. Peterson proactively sought shareholder feedback and together with our Independent Board Chair held conversations in the summer of 2020 with investors representing over 22% of our shares outstanding. Over the summer, management engaged additional investors representing another 23% of our outstanding shares to discuss executive compensation and other ESG topics.

To communicate broadly with our shareholders, we also seek to transparently share ESG information relevant to our shareholders through our Investor Relations website, our Annual Report, this Proxy Statement, our Reports Hub, and in posts on the Microsoft On the Issues blog.

We are proud to have helped pioneer a director video series that gives shareholders and other stakeholders insight into the thinking of our Board members. The videos provide an opportunity for our directors to discuss how they approach their role and responsibilities and to provide a behind-the-scenes look into the boardroom. The series can be viewed on our website at https://aka.ms/DirectorVideoSeries. This year we supplemented the series with videos of leaders from across Microsoft discussing our commitments to address key environmental and social challenges.

Annual Board and Committee Evaluation Process

The Board is committed to a rigorous self-evaluation process. The Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2020, the evaluation included utilizing a third-party facilitator to seek feedback from each director, and the results were reported to and discussed with the Board. The report includes an assessment of the Board's compliance with the principles in the Corporate Governance Guidelines and identifies areas in which the Board could enhance its performance.

Our evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board. The evaluation results have led to changes to facilitate increased Board effectiveness, including the appropriate distribution of oversight responsibilities across the Board and its committees, the structure of executive sessions, enhancements to director onboarding and continuing education programs, and consideration of the quantity and depth of information included in meeting materials.

In addition, each committee annually evaluates its performance and reports the results to the Board. In fiscal year 2020, a third-party facilitator conducted the evaluation of each committee, which included feedback from directors, as well as key members of management and consultants who regularly attend the meetings. Each committee's evaluation included an assessment of the committee's compliance with the principles in the Corporate Governance Guidelines and its charter, and identified areas in which the committee could enhance its performance. Results requiring additional review or consideration are discussed at subsequent Board and committee meetings.

Director Attendance

Each quarter, our Board holds two-day meetings. Committee meetings occur the first day before the Board meeting. Once a year, committee and Board meetings occur on the same day so that the evening and following day can be devoted to the Board's annual strategy retreat, which includes presentations and discussions with our SLT and other senior management about our long-term strategy. In addition to the quarterly meetings, typically there are other regularly scheduled Board and committee meetings and several special meetings each year. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Our Board met seven times during fiscal year 2020.

Each director nominee attended at least 75% of the aggregate of all fiscal year 2020 meetings of the Board and each committee on which he or she served. In fiscal year 2020, the Board and committees of the Board held a total of 31 meetings. The director nominees attended at least 95% of the combined total meetings of the full Board and the committees on which they were members in fiscal year 2020.

Directors are expected to attend the annual shareholders meeting, if practicable. All directors attended the 2019 Annual Meeting.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing Company and industry knowledge to optimize their service on the Board.

Regular continuing education programs enhance the skills and knowledge directors use to perform their responsibilities. These programs may include internally developed programs, programs presented by third parties, or financial and administrative support to attend qualifying academic or other independent programs.

Director Stock Ownership Policy

To align the interests of our directors and shareholders, our directors are required to own Microsoft shares equal in value to at least three times the base annual retainer (cash and stock) payable to a director. Each director must retain 50% of all net shares (post-tax) from the retainer until reaching the minimum share ownership requirement. Stock deferred under the Deferred Compensation Plan for Non-Employee Directors counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy in fiscal year 2020.

Derivatives Trading, Hedging, and Pledging

Our directors and executive officers are prohibited from trading in options, puts, calls, or other derivative instruments related to Microsoft equity or debt securities. They also are prohibited from purchasing Microsoft common stock on margin, borrowing against Microsoft common stock held in a margin account, or pledging Microsoft common stock as collateral for a loan. Employees, other than executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Board Independence

The Board's independence enables it to be objective and critical in carrying out its oversight responsibilities. The Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. The independent members of the Board annually appoint an independent Board Chair to facilitate the Board's oversight of management, promote communication between management and our Board, engage with shareholders, and lead consideration of key governance matters.

Key Elements of Board Independence at Microsoft

- *11 of 12 director nominees are independent* – We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our CEO, Satya Nadella, all director nominees are independent

- *Board tenure* – We are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the Company and adding directors with a fresh perspective, the Board will seek to maintain an average tenure of 10 years or less for its independent directors as a group. The current average tenure for our independent directors is 4.6 years

- *Executive sessions of independent directors* – At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed

- *Committee independence* – Only independent directors are members of the Board's committees. Each committee meets regularly in executive session

- *Independent compensation consultant* – The compensation consultant retained by the Compensation Committee is independent of the Company and management as required by the Compensation Consultant Independence Standards

- *Independent Board Chair* – John Thompson currently serves as independent Chair of the Board. Key responsibilities include:

  - Calling meetings of the Board and independent directors

  - Setting the agenda for Board meetings in consultation with other directors, the CEO, and the Corporate Secretary

  - Chairing executive sessions and coordinating activities of the independent directors

  - Leading the Board's annual CEO performance evaluation

  - When requested, representing the Board with internal and external audiences including shareholders

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. Our Board has an Audit Committee, Compensation Committee, Governance and Nominating Committee, and Regulatory and Public Policy Committee. In addition, in fiscal year 2020 our Regulatory and Public Policy Committee held joint meetings with both the Audit Committee and the Compensation Committee on areas of complementary responsibility.

The table below provides summary information about each director nominee followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at https://aka.ms/boardcommittees.

Membership

Director	Audit	Compensation	Governance and Nominating	Regulatory and Public Policy
Reid G. Hoffman				
Hugh F. Johnston	C F			
Teri L. List-Stoll	F		M	
Satya Nadella				
Sandra E. Peterson		C	M	
Penny S. Pritzker				C
Charles W. Scharf		M	M	
Arne M. Sorenson	F			
John W. Stanton	M			M
John W. Thompson			C	M
Emma N. Walmsley		M		M
Padmasree Warrior		M		
Number of meetings in fiscal year 2020	11	5	5	3

C Chair   **M** Member   **F** Financial Expert

Audit

- Oversee the work of our accounting function and internal control over financial reporting

- Oversee internal auditing processes

- Inquire about significant risks, review our policies for enterprise risk assessment and risk management, and assess the steps management has taken to control these risks

- Review with management policies, practices, compliance, and risks relating to our investment portfolio

- Review with management the Company's business continuity and disaster preparedness planning

- Review compliance with significant applicable legal, ethical, and regulatory requirements, including those relating to regulatory matters that may have a material impact on our consolidated financial statements or internal control over financial reporting

The Audit Committee is responsible for the compensation, retention, and oversight of the independent auditor engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities.

The Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. All current members of the Audit Committee meet the Nasdaq listing standard of financial sophistication and three are "audit committee financial experts" under SEC rules.

Compensation

- Assist our Board in establishing the annual goals and objectives of the CEO

- Establish the process for annually reviewing the CEO's performance

- Recommend our CEO's compensation to the independent members of our Board for approval

- Approve annual compensation, and in consultation with the CEO oversee performance evaluations, for the non-CEO members of the SLT

- Review and discuss with the CEO and report to the Board development and corporate succession plans for the non-CEO members of the SLT

- Oversee administration of the Company's equity-based compensation and retirement plans

- Monitor and evaluate the compensation and benefits structure of Microsoft, as the Committee deems appropriate, including policies regarding SLT compensation

- Oversee and advise the Board and management about Company policies, programs, and initiatives for diversity and inclusion and human capital management

- Periodically review the compensation paid to non-employee directors and make recommendations to our Board for any adjustments

Our senior executives for Human Resources support the Compensation Committee in its work. The Committee may delegate its authority to subcommittees and to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers and to administer the Company's equity-based compensation plans. The Committee has delegated to senior management the authority to make stock award grants to employees who are not members of the SLT or Section 16 officers and to administer the Company's equity-based compensation plans.

Independent compensation consultant – The Compensation Committee retained an independent compensation consultant throughout fiscal year 2020. For the first part of the year, Semler Brossy Consulting Group, LLC served in this role, and effective as of March 9, 2020, they were succeeded by Pay Governance LLC. The consultant advises the Committee on marketplace trends in executive compensation, management proposals for compensation programs, and executive officer compensation decisions. The consultant also evaluates compensation for non-employee directors, the next levels of senior management, and equity compensation programs generally. The consultant discusses recommendations to the Board on CEO compensation with the Committee, and is directly accountable to the Committee. To maintain the independence of the consultant's advice, neither firm provides or provided services to Microsoft other than those described above. The Committee has adopted Compensation Consultant Independence Standards which can be viewed on our website at https://aka.ms/policiesandguidelines. These standards require that the Committee annually assess the independence of its compensation consultant. A consultant satisfying the following requirements will be considered independent. The consultant (including each individual employee of the consultant providing services):

- Is retained and terminated by, has its compensation fixed by, and reports solely to, the Compensation Committee

- Is independent of the Company

- Will not perform any work for Company management except at the request of the Compensation Committee Chair and in the capacity of the Committee's agent

- Should not provide any unrelated services or products to the Company and its affiliates or management, except for surveys purchased from the consultant's firm

In assessing the consultant's independence, the Compensation Committee considers the nature and amount of work performed for the Committee during the year, the nature of any unrelated services performed for the Company, and the fees paid for those services in relation to the firm's total revenue. The consultant annually prepares for the Committee an independence letter providing assurances and confirmation of the consultant's independent status under the standards. The Committee believes that each of Semler Brossy and Pay Governance have been independent during its service for the Committee.

Governance and Nominating

- Determine and recommend the slate of director nominees for election to our Board during the annual meeting

- Identify, recruit, and recommend candidates for the Board

- Review and make recommendations to the Board about the composition of Board committees

- Annually evaluate the performance and effectiveness of the Board

- Annually assess the independence of each director

- Monitor adherence to, review, develop, and recommend changes to our corporate governance framework

- Review and provide guidance to the Board and management about the framework for the Board's oversight of, and involvement in, shareholder engagement

- Annually review the charters of Board committees and, after consultation with the respective committees, make recommendations, if necessary, about changes to the charters

Regulatory and Public Policy

- Assist the Board in overseeing the Company's key non-financial regulatory risks that may have a material impact on the Company and its ability to sustain trust with customers, employees, and the public

- Oversee management policies and programs relating to legal, regulatory, compliance, and corporate responsibility matters concerning competition and antitrust, privacy, trade, digital safety, artificial intelligence, and environmental sustainability, as well as significant issues relating to accessibility, human rights, and responsible sourcing

- Review our government relations activity and political activities and expenditures

- Review our public policy agenda and position on significant public policy matters

Director Selection and Qualifications

Shareholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Governance and Nominating Committee recommends to the Board director candidates for nomination and election during the annual shareholders meeting or for appointment to fill vacancies. The Committee works with our Board to determine the characteristics, skills, and experience for the Board as a whole and its individual members with the objective of having a board with diverse backgrounds, skills, and experience. In making its recommendations to our Board, the Committee considers the qualifications of individual director candidates applying the Board membership criteria described below. The Committee retains any search firm involved in identifying potential candidates and approves their fees.

For all directors, we require an independent mindset, integrity, personal and professional ethics, business judgment, and the ability and willingness to commit sufficient time to the Board. Our Board considers many factors in evaluating the suitability of individual director candidates, including their general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and national, gender, age, and ethnic diversity. In all cases, a record of significant accomplishment in a relevant arena is a must. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. We work with our search firm to ensure the candidate slate provided to the Committee includes diverse candidates.

The Board does not believe that directors should expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Committee considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board evaluation, and meeting attendance.

When the Committee recruits new director candidates, that process typically involves either a search firm or a member of the Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Mr. Nadella, and then meet with members of management as appropriate. At the same time, the Committee and the search firm will contact references for the candidate. A background check is completed before a final candidate recommendation is made to the Board.

Shareholders previously elected all Board nominees.

The Committee assesses its efforts to maintain an effective and diverse board as part of its regular responsibilities, which include annually:

• Reporting to our Board on the performance and effectiveness of the Board

• Presenting to our Board individuals recommended for election to the Board during the annual meeting

• Assessing the Committee's own performance

Shareholder Recommendations and Nominations of Director Candidates

Recommendations

The Governance and Nominating Committee considers shareholder recommendations for candidates for the Board of Directors using the same criteria described above. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of Company stock must be sent to the attention of MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA, 98052-6399.

Nominations

Our Bylaws provide for proxy access shareholder nominations of director candidates by eligible shareholders. A shareholder who wishes to formally nominate a candidate, whether for inclusion in the Company's proxy statement or not, must follow the procedures described in Article 1 of our Bylaws. Appropriately nominated proxy access candidates will be included in the Company's proxy statement and ballot.

Board Composition

Our Board of Directors believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility.

Director Nominee Qualifications, Expertise, and Attributes


Board Diversity
Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide.

7


Financial
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.

6


Global Business
Experience driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities.

11


Leadership
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.

12


Mergers and Acquisitions
A history of leading growth through acquisitions and other business combinations, with the ability to assess "build or buy" decisions, analyze the fit of a target with a company's strategy and culture, accurately value transactions, and evaluate operational integration plans.

12


Sales and Marketing
Experience developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.

5


Technology
A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models.

7

Tenure


Average Tenure **4.6**

■ 0-2 yrs ■ 3-5 yrs ■ 6-10 yrs

Age Distribution


Average Age **59**

■ 50's ■ 60's ■ 70's

Board Diversity


58%



■ Diverse ■ Non-diverse

Gender Diversity


42%

■ Women ■ Men

The table below summarizes the key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our director nominees' biographies describe each director's background and relevant experience in more detail.

Director Skill Matrix

Qualifications, Expertise, and Attributes	Hoffman	Johnston	List-Stoll	Nadella	Peterson	Pritzker	Scharf	Sorenson	Stanton	Thompson	Walmsley	Warrior
Board Diversity			✓	✓	✓	✓				✓	✓	✓
Financial		✓	✓			✓	✓	✓	✓			
Global Business		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing			✓		✓		✓			✓	✓	
Technology	✓			✓	✓		✓		✓	✓		✓

Our Director Nominees

Following are biographies for the 12 directors nominated by the Board for election during the 2020 Annual Meeting.



Reid G. Hoffman

Age: 53 | **Director Since:** 2017 | **Birthplace:** United States | Independent

  

Experience:

Greylock Partners (2009-present)
(venture capital firm)
- Partner (2009-present)

Reinvent Capital (2019-present)
- Partner (2019-present)

LinkedIn Corporation (2003-2016)
- Co-founder and Chairman (2003-2016)
- Executive Chairman (2009)
- Chief Executive Officer (2003-2007 and 2008-2009)
- President, Products (2007-2008)

PayPal Inc. (2000-2002)
- Executive Vice President (2000-2002)

Microsoft Committees:
- None

Other Public Company Directorships:
- Reinvent Technology Partners

Former Public Company Directorships Held in the Past Five Years:
- LinkedIn Corporation



Hugh F. Johnston

Age: 59 | **Director Since:** 2017 | **Birthplace:** United States | Independent

   

Experience:

PepsiCo, Inc. (1987-1999 and 2002-present)
(food and beverage company)
- Vice Chairman (2015-present)
- Executive Vice President and Chief Financial Officer (2010-present)
- Executive Vice President, Global Operations (2009-2010)
- President, Pepsi-Cola North America (2007-2009)
- Various positions of increasing authority (1987-1999 and 2002-2007)

Merck & Company, Inc. (1999-2002)
- Vice President, Retail Marketing, Merck-Medco Managed Care LLC (1999-2002)

Microsoft Committees:
- Audit (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships held in the Past Five Years:
- Twitter Inc.

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Teri L. List-Stoll

Age: 57 | **Director Since:** 2014 | **Birthplace:** United States | Independent

    

Experience:

The Gap, Inc. (2016-2020)
(clothing and accessories retailer)
- Executive Vice President and Chief Financial Officer (2016-2020)

DICK'S Sporting Goods, Inc. (2015-2016)
- Executive Vice President and Chief Financial Officer (2015-2016)

Kraft Foods Group, Inc. (2013-2015)
- Senior Advisor (2015)
- Executive Vice President and Chief Financial Officer (2013-2015)
- Senior Vice President (2013)

Procter & Gamble Co. (1994-2013)
- Senior Vice President and Treasurer (2009-2013)
- Various positions of increasing authority (1994-2009)

Microsoft Committees:
- Audit
- Governance and Nominating

Other Public Company Directorships:
- Danaher Corporation

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Former Trustee, Financial Accounting Foundation
- Former Practice Fellow, Financial Accounting Standards Board



Satya Nadella

Age: 53 | **Director Since:** 2014 | **Birthplace:** India

    

Experience:

Microsoft Corporation (1992-present)
- Chief Executive Officer and Director (2014-present)
- Executive Vice President, Cloud and Enterprise (2013-2014)
- President, Server and Tools (2011-2013)
- Senior Vice President, Online Services Division (2009-2011)
- Senior Vice President, Search, Portal, and Advertising (2008-2009)
- Various positions of increasing authority (1992-2008)

Microsoft Committees:
- None

Other Public Company Directorships:
- Starbucks Corporation

Former Public Company Directorships Held in the Past Five Years:
- None



Sandra E. Peterson

Age: 61 | **Director Since:** 2015 | **Birthplace:** United States | Independent

    

Experience:

Clayton, Dubilier & Rice, LLC (2019-present)
(investment firm)
- Operating Partner (2019-present)

Johnson & Johnson (2012-2018)
- Group Worldwide Chair and member of the Executive Committee (2012-2018)

Bayer CropScience AG (2010-2012)
- Chairman of the Board of Management (2010-2012)
- Member of Board of Management (2010)

Bayer HealthCare LLC (2005-2010)
- Executive Vice President and President, Medical Care (2009-2010)
- President, Diabetes Care Division (2005-2009)

Medco Health Solutions, Inc. (1999-2004)
- Group President of Government (2003-2004)
- Senior Vice President, Health Businesses (2001-2003)
- Senior Vice President, Marketing and Strategy (1999-2001)

Microsoft Committees:
- Compensation (Chair)
- Governance and Nominating

Other Public Company Directorships:
- Covetrus, Inc.

Former Public Company Directorships Held in the Past Five Years:
- Dun & Bradstreet Corporation



Penny S. Pritzker

Age: 61 | **Director Since:** 2017 | **Birthplace:** United States | Independent

   

Experience:

United States Secretary of Commerce (2013-2017)

PSP Partners, LLC (present)
(private investment firm)
- Founder and Chairman (present)

Pritzker Realty Group (present)
- Co-founder and Chairman (present)

Inspired Capital Partners (present)
- Co-founder and Chairman (present)

Artemis Real Estate Partners (2009-2013)
- Co-founder and Chairman (2009-2013)

The Parking Spot (1998-2011)
- Co-founder and Chairman (1998-2011)

Vi Senior Living (1987-2011)
- Founder and Chairman (1987-2011)

Microsoft Committees:
- Regulatory and Public Policy (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Co-founder, Pritzker Traubert Foundation

 **Board Diversity**    **Financial**    **Global Business**    **Leadership**    **Mergers and Acquisitions**    **Sales and Marketing**    **Technology**



Charles W. Scharf

Age: 55 | **Director Since:** 2014 | **Birthplace:** United States | Independent

    

Experience:

Wells Fargo & Company (2019-present)
(banking and financial services company)
- Chief Executive Officer and President (2019-present)

The Bank of New York Mellon Corporation (2017-2019)
- Chairman and Chief Executive Officer (2018-2019)
- Chief Executive Officer and Director (2017)

Visa Inc. (2012-2016)
- Chief Executive Officer and Director (2012-2016)

JPMorgan Chase & Co. (2004-2012)
- Managing Director, One Equity Partners, private investment arm (2011-2012)
- Chief Executive Officer of Retail Financial Services (2004-2011)

Bank One Corporation (2000-2004)
- Chief Executive Officer of the Retail Division (2002-2004)
- Chief Financial Officer (2000-2002)

Citigroup, Inc. (1999-2000)
- Chief Financial Officer of the Global Corporate and Investment Bank Division (1999-2000)

Microsoft Committees:
- Compensation
- Governance and Nominating

Other Public Company Directorships:
- Wells Fargo & Company

Former Public Company Directorships Held in the Past Five Years:
- The Bank of New York Mellon Corporation
- Visa Inc.



Arne M. Sorenson

Age: 62 | **Director Since:** 2017 | **Birthplace:** Japan | Independent

   

Experience:

Marriott International, Inc. (1996-present)
(global lodging company)
- President and Chief Executive Officer (2012-present)
- President and Chief Operating Officer (2009-2012)
- Executive Vice President, Chief Financial Officer, and President, Continental European Lodging (2003-2009)
- Executive Vice President and Chief Financial Officer (1998-2003)
- Senior Vice President, Business Development (1996-1998)

Microsoft Committees:
- Audit

Other Public Company Directorships:
- Marriott International, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None



John W. Stanton

Age: 65 | **Director Since:** 2014 | **Birthplace:** United States | Independent

   

Experience:

Trilogy Partnerships (2005-present)
(investment company)
- Founder and Chairman (2005-present)

Clearwire Corp. (2008-2013)
- Chairman of the Board (2011-2013)
- Interim Chief Executive Officer (2011)
- Board member (2008-2011)

Western Wireless Corporation (1992-2005)
- Founder, Chief Executive Officer, and Chairman (1992-2005)

VoiceStream Wireless Corporation (1995-2003)
- Chief Executive Officer and Chairman (1995-2003)

Microsoft Committees:
- Audit
- Regulatory and Public Policy

Other Public Company Directorships:
- Costco Wholesale Corporation
- Trilogy International Partners, Inc.

Former Public Company Directorships Held in the Past Five Years:
- Columbia Sportswear Company

Other Positions:
- Chairman, First Avenue Entertainment LLLP, owner of Seattle Mariners (2016-present)



John W. Thompson

Age: 71 | **Director Since:** 2012 | **Birthplace:** United States | Independent

     

Experience:

Microsoft Corporation (2014-present)
- Independent Board Chair

Virtual Instruments Corporation (2010-2016)
- Chief Executive Officer and Director (2010-2016)

Symantec Corp. (1999-2011)
- Chairman of the Board (1999-2011)
- Chairman and Chief Executive Officer (1999-2009)

IBM Corporation (1971-1999)
- General Manager, IBM Americas (1996-1999)
- Various positions of increasing authority (1971-1996)

Microsoft Committees:
- Governance and Nominating (Chair)
- Regulatory and Public Policy

Other Public Company Directorships:
- Illumina, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Partner, Lightspeed Venture Partners

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Emma N. Walmsley

Age: 51 | **Director Since:** 2019 | **Birthplace:** United Kingdom | Independent

   

Experience:

GlaxoSmithKline plc (2010-present)
(healthcare company)
- Chief Executive Officer (2017-present)
- Chief Executive Officer, Consumer Healthcare (2015-2016)
- President, Consumer Healthcare (2012-2015)
- President, Consumer Healthcare Europe (2010-2012)

L'Oreal, S.A. (1994-2010)
- General Manager, Consumer Products, China (2007-2010)
- Global Brand Head, Maybelline, USA (2002-2007)
- UK General Manager, Garnier/Maybelline (1999-2002)
- Various positions of increasing authority (1994-1999)

Microsoft Committees:
- Compensation
- Regulatory and Public Policy

Other Public Company Directorships:
- GlaxoSmithKline plc

Former Public Company Directorships Held in the Past Five Years:
- Diageo plc



Padmasree Warrior

Age: 59 | **Director Since:** 2015 | **Birthplace:** India | Independent

    

Experience:

Fable Group, Inc. (2019-present)
(curated fiction and non-fiction for mobile devices)
- Founder, President, and Chief Executive Officer (2019-present)

NIO Inc. (2015-2018)
- Chief Development Officer (2015-2018)
- Board member (2015-2018)

NIO USA, Inc. (2015-2018)
- Chief Executive Officer and Director (2015-2018)

Cisco Systems, Inc. (2008-2015)
- Strategic Advisor (2015)
- Chief Technology and Strategy Officer (2012-2015)
- Chief Technology Officer, Senior Vice President, Engineering and General Manager Global Enterprise segment (2010-2012)
- Chief Technology Officer (2008-2010)

Motorola, Inc. (1999-2007)
- Executive Vice President and Chief Technology Officer (1999-2007)

Microsoft Committees:
- Compensation

Other Public Company Directorships:
- Spotify Technology S.A.

Former Public Company Directorships Held in the Past Five Years:
- Box, Inc.
- The Gap, Inc.

How to Communicate with our Board

We will transmit shareholder communications related to corporate governance and other Board matters to the full Board, a committee of the Board, or a director as designated in your message. Communications relating to other topics, including those that are primarily commercial in nature, will not be forwarded.

 askboard@microsoft.com

 MSC 123/9999
Office of the Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Concerns about accounting or auditing matters or possible violations of our Standards of Business Conduct should be reported under the procedures outlined in the Microsoft Standards of Business Conduct, which is available on our Microsoft integrity website at www.microsoft.com/legal/compliance/integrity.

Director Independence Guidelines

Our Board has adopted director independence guidelines to assist in determining each director's independence. These guidelines are available on our website at https://aka.ms/policiesandguidelines. The guidelines either meet or are more restrictive than the definition of "independent director" in the listing requirements of Nasdaq and applicable laws and regulations. The guidelines identify categories of relationships the Board has determined would not affect a director's independence and therefore are not considered by the Board in determining director independence.

Following the director independence guidelines, each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Governance and Nominating Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the director independence guidelines. The Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Microsoft, another director, or as a partner, shareholder, or officer of an organization that has a relationship with our Company.

The Governance and Nominating Committee also considers the tenure of a director, and for longer serving directors, whether the duration of service impacts the director's independence from management, as demonstrated by the director's relationship with management and the director's participation in Board and committee deliberations. The Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group.

Based on the review and recommendation by the Governance and Nominating Committee, the Board analyzed the independence of each director and nominee. The Board determined that Mses. List-Stoll, Peterson, Pritzker, Walmsley, and Warrior, and Messrs. Hoffman, Johnston, Scharf, Sorenson, Stanton, and Thompson (as well as Charles H. Noski and Helmut Panke, whose Board service ended on December 4, 2019) meet the standards of independence under our Corporate Governance Guidelines, the director independence guidelines, and applicable NASDAQ listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. In making this determination, the Committee and Board considered ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer, and purchases by Microsoft of goods and services from such companies. In reaching that conclusion with respect to Ms. Pritzker, the Committee and Board considered transactions between LinkedIn, a subsidiary of Microsoft, and 3Q Digital, Inc., a digital marketing company ("3Q"), which accounted for more than 5% of 3Q's annual revenue for its last completed fiscal year. 3Q has provided digital marketing services for LinkedIn since 2015. In May 2019, trusts for the benefit of Ms. Pritzker and her family acquired an indirect majority interest in 3Q. In making its determination regarding Ms. Pritzker's independence, the Committee and Board noted that Ms. Pritzker is not a director or officer of, and holds no direct equity ownership interest in, 3Q or any of its parent organizations. The Committee and Board further noted that Ms. Pritzker has recused herself from participation in any decisions related to 3Q or the Trusts' investment therein and does not otherwise have the ability to control the Trusts' investment or other decisions regarding 3Q. Ms. Pritzker was not involved in the negotiation of the commercial agreements between 3Q and LinkedIn.

Certain Relationships and Related Transactions

We are a global company with extensive operations in the U.S. and many foreign countries. Every year, we spend billions of dollars for goods and services purchased from third parties. The authority of our employees to purchase goods and services is widely dispersed. Because of these wide-ranging activities, there may be transactions, business arrangements or relationships with businesses and other organizations in which one of our directors, executive officers, nominees for director, or an owner of 5% or more of our stock ("5% shareholders") or their immediate families, may also be a director, executive officer, or investor, or have some other direct or indirect material interest ("related entities"). We will refer to these transactions with related entities as related-party transactions where the amount involved exceeds $120,000 and a director, executive officer, nominee for director or 5% shareholders, or immediate family member has a direct or indirect material interest.

Related-party transactions have the potential to create actual or perceived conflicts of interest between Microsoft and its directors, executive officers, nominees for director or 5% shareholders, or their immediate family members. The Audit Committee has established a written policy and procedures for review and approval of related-party transactions. If a related-party transaction subject to review involves directly or indirectly a member of the Audit Committee (or an immediate family member or domestic partner), the remaining Committee members will conduct the review. In evaluating a related-party transaction, the Audit Committee considers, among other factors:

- The goods or services provided by or to the related party
- The nature of the transaction and the costs to be incurred by Microsoft or payments to Microsoft
- The benefits associated with the transaction and whether comparable or alternative goods or services are available to Microsoft from unrelated parties
- The business advantage Microsoft would gain by engaging in the transaction
- The significance of the transaction to Microsoft and to the related party
- Management's determination that the transaction is in the best interests of Microsoft

To receive Audit Committee approval, a related-party transaction must have a Microsoft business purpose and be on terms that are fair and reasonable to Microsoft and be as favorable to Microsoft as would be available from non-related entities in comparable transactions. The Audit Committee also requires that the transaction meet the same Microsoft standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2020, there were ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer and purchases by Microsoft of goods and services from such companies. None of these transactions constituted a related-party transaction that required approval by the Audit Committee.

Director Compensation

The Compensation Committee periodically reviews the regular annual retainer paid to non-employee directors and makes recommendations for adjustments, as appropriate, to the Board. We have not increased director pay since fiscal year 2015. As our CEO, Mr. Nadella does not receive additional pay for serving as a director. Mr. Gates has waived his cash and stock awards.

Fiscal Year 2020 Compensation Structure for Directors

Regular Retainers (all directors except Messrs. Gates, Nadella, and Thompson)	
Annual Base Retainer (TOTAL)	$325,000
Cash	$125,000
Stock Award	$200,000
Annual Committee Chair Retainer	$15,000
Annual Audit Committee Chair Retainer	$45,000
Annual Audit Committee Non-Chair Member Retainer	$15,000
Independent Board Chair Retainer (Mr. Thompson)	
Annual Independent Chair Retainer (TOTAL – in lieu of other retainers)	$485,000
Cash	$125,000
Stock Award	$360,000

The Company reimburses reasonable expenses incurred for Board-related activities. Directors may participate in our corporate matching gift program for charitable donations.

Director retainers are paid quarterly in arrears. Quarterly periods are measured beginning with the annual meeting. At the end of each quarterly period, we pay 25% of the total annual retainer to each director. The number of shares awarded each quarterly period is determined by dividing the dollar value of the stock award by the market price of our common stock as of the last business day of the period. Retainers are pro-rated for directors who join or leave the Board or have a change in Board role during a quarterly period.

Directors may elect to defer and convert to deferred stock awards all or part of their annual cash retainer, and to defer receipt of all or part of their annual stock awards retainer under the Deferred Compensation Plan for Non-Employee Directors. Amounts deferred are maintained in bookkeeping accounts that are deemed invested in Microsoft common stock, and dividends paid on deemed investments are also deemed to be invested in our common stock. We calculate the number of shares credited by dividing the amount deferred by the closing market price of our common stock on the originally scheduled payment date. Accounts in the plan are distributed in shares of Microsoft common stock, with payments either in installments beginning on separation from Board service or in a lump sum paid no later than the fifth anniversary after separation from Board service.

Director Compensation

This table describes the cash and stock award portions of the annual retainer paid to each non-employee director who served in fiscal year 2020. Mr. Nadella received no compensation as a director. He is excluded from the table because we fully describe his compensation in Part 2 – Named Executive Officer Compensation.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
William H. Gates III[4]	0	0	0	0
Reid G. Hoffman[5]	125,000	200,000	0	325,000
Hugh F. Johnston	155,232	200,000	0	355,232
Teri L. List-Stoll[6]	140,000	200,000	15,000	355,000
Charles H. Noski[7]	84,652	100,000	0	184,652
Helmut Panke[8]	77,384	100,000	0	177,384
Sandra E. Peterson[9]	132,616	200,000	0	332,616
Penny S. Pritzker[10]	132,616	200,000	15,000	347,616
Charles W. Scharf	125,000	200,000	0	325,000
Arne M. Sorenson	140,000	200,000	15,000	355,000
John W. Stanton	139,884	200,000	15,000	354,884
John W. Thompson[11]	125,000	360,000	0	485,000
Emma N. Walmsley[12]	62,500	100,000	0	162,500
Padmasree Warrior[13]	125,000	200,000	0	325,000

(1) The value of fractional shares under stock awards that are paid in cash are reported in the Stock Awards column.

(2) The aggregate award value in the "Stock Awards" column for each director represents four quarterly awards, each with a grant date fair value under FASB ASC Topic 718 of $50,000, with exceptions as follows: Mr. Thompson received four quarterly awards, each with a grant date fair value under FASB ASC Topic 718 of $90,000; Mr. Noski & Dr. Panke both ended their Board service in December 2019, so did not receive a stock award in the 3rd or 4th quarter; and Ms. Walmsley joined the Board in December 2019, so did not receive a stock award in the 1st or 2nd quarter.

(3) Amounts in this column represent matching charitable contributions under our corporate giving program in fiscal year 2020, which matches director gifts up to $15,000 per calendar year.

(4) Mr. Gates waived his cash and stock compensation. Mr. Gates ended his board service effective March 13, 2020.

(5) Mr. Hoffman elected to defer his cash and stock compensation. The compensation deferred converted into 2,064 shares of our common stock.

(6) Ms. List-Stoll elected to defer her cash and stock compensation. The compensation deferred converted into 2,159 shares of our common stock.

(7) Mr. Noski elected to defer his stock compensation. The compensation deferred converted into 702 shares of our common stock. Mr. Noski ended his Board service effective December 4, 2019.

(8) Dr. Panke ended his Board service effective December 4, 2019.

(9)   Ms. Peterson elected to defer her cash and stock compensation. The compensation deferred converted into 2,106 shares of our common stock.

(10) Ms. Pritzker elected to defer her cash and stock compensation. The compensation deferred converted into 2,106 shares of our common stock.

(11) Mr. Thompson elected to defer his stock compensation. The compensation deferred converted into 2,285 shares of our common stock.

(12) Ms. Walmsley was elected to the board effective December 4, 2019.

(13) Ms. Warrior elected to defer a portion of her cash compensation. The compensation deferred converted into 395 shares of our common stock.

Independent Board Chair Compensation

The independent members of the Board annually appoint an independent Board Chair. Mr. Thompson currently serves as Board Chair. Mr. Thompson's pay reflects the additional time commitment for this role compared to other independent directors, which includes: (i) calling meetings of the Board and independent directors, (ii) setting the agenda for Board meetings in consultation with other directors, the CEO, and the Corporate Secretary, (iii) chairing executive sessions and coordinating activities of the independent directors, (iv) leading the Board's annual CEO performance evaluation, and (v) when requested, representing the Board with internal and external audiences including shareholders.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

2. Named Executive Officer Compensation

A Letter from the Compensation Committee

Dear Shareholder,

Our fiscal year 2020 marked another year of historic financial performance for our Company despite the unprecedented disruption of COVID-19. Our diverse portfolio, durable business models, and integrated, modern technology stack, powered by cloud and AI and underpinned by a clear focus on security and compliance, uniquely positioned us for continued progress during the past year. In this dynamic environment, we remain committed to meeting customer needs and helping organizations digitally transform, while ensuring our employees are well positioned to work effectively in an evolving landscape.

Our executive compensation program is designed to achieve strong alignment between our long-term strategic goals and our shareholders' interests, while providing a competitive total pay opportunity to attract and retain the key executives who drive our business. We are committed to continually reviewing our compensation program to ensure it is grounded in our pay-for-performance philosophy.

Our Company continued with its active shareholder engagement program over the course of fiscal year 2020 and into early fiscal 2021. This involved discussions with investors representing nearly half of our shares outstanding. Throughout these conversations, many of which included participation from our Compensation Committee Chair and Independent Board Chair, we heard our shareholders' perspectives on our compensation structure and disclosure. We carefully considered the feedback provided by our shareholders as our Committee made changes to our 2021 compensation program.

We made a number of enhancements to our 2021 compensation program to further increase pay-for-performance alignment and respond directly to shareholder feedback. Our changes included the following:

• Increased the weighting of the financial metrics portion of the CEO's annual cash incentive from 50% to 70%

• Increased the performance-based portion of our CEO's equity awards from 50% to 70%

• Revised the TSR modifier to our Performance Stock Awards ("PSAs") to provide for a reduction in payout for all PSA recipients, if relative TSR falls below the 40th percentile of the S&P 500

• Increased the disclosure of the goal-setting process and results under our PSAs

Our Committee believes that these enhancements build on our efforts to thoughtfully align the interests of our shareholders and incentivize growth in the long-term. We appreciate your support and welcome your feedback on our compensation program reflected in the following pages and look forward to continued dialogue in the future.

Sincerely,

The Compensation Committee
Sandra E. Peterson (Chair)
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about our fiscal year 2020 compensation program for our fiscal year 2020 named executive officers ("Named Executives"). The content of this Compensation Discussion and Analysis is organized into six sections:

Microsoft's executive compensation program is thoughtfully designed by our Compensation Committee and Board of Directors to closely track Microsoft's long-term strategy, and over the years we have transformed our executive pay program while maintaining an overarching compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests.

The Company's current executive compensation program has been structured to align with the business strategy that has been defined by the Board and Mr. Nadella, and each year the Compensation Committee reviews the existing incentive structure, taking into consideration investor feedback, business performance, and our strategic roadmap, in considering the efficacy of further enhancements.

Section 1 – Performance Update

Navigating Disruption

Fiscal year 2020 began with the opportunity to build on the momentum of our record-setting 2019 performance. It ended in the turmoil of a global pandemic and economic crisis, and widespread civil unrest in the United States ("U.S."). Despite these unexpected and unprecedented events, Mr. Nadella and Microsoft's executive team led the Company to another year of historic financial performance, while successfully adapting to radically changing circumstances and demonstrating the transformation and resilience that we aspire to enable in our customers and ecosystem.

Responding to the pandemic involved both maintaining the reliability of our own operations and accelerating our customers' digital transformations. We took action early to enable remote work and adopt other measures to protect the health and well-being of our workforce and ensure the continuity of our operations. We built on our capabilities with our own productivity and business intelligence tools and devoted significant resources to ensure our employees and key customers such as government agencies, schools, medical facilities, and other frontline responders had virtual collaboration and other digital tools, and associated support, to optimize their effectiveness. An example of the impact we achieved is that in a single day in April, we enabled more than 200 million Microsoft Teams meeting participants generating more than 4.1 billion meeting minutes. We focused on our cloud operations to ensure their security and availability. We worked with customers and partners as they adapted to remote work and other business requirements that changed at an unprecedented pace. These efforts yielded years of transformative progress in months of time.

As Mr. Nadella has stated, the disruptions of 2020 created a collective responsibility and opportunity to define what comes next: what to rebuild, what to reimagine, and what to leave behind. Each industry shift is an opportunity to conceive new products, new technologies, and new ideas that can further transform the industry and our business. It is not a coincidence that Microsoft is uniquely positioned to adapt and help its customers answer these questions and thrive in this new environment. Whether it's improving remote work and learning scenarios; enabling deeper capabilities to harness data through the cloud, artificial intelligence, and the internet of things; democratizing data transparency and the ability to enhance business processes; or ensuring security and privacy of proprietary data, the Company has been building these capabilities intentionally even before their need became so compelling this year. Microsoft's performance in 2020 highlights the critical value of the Company's established long-term strategic direction allowing the Company to continue forward on its mission "to empower every person and every organization on the planet to achieve more."

Achieving Strong Financial Results

Through all these changes, adaptations, and initiatives, Microsoft retained its focus on business execution. We achieved:

$143.0 billion	**$53.0 billion**	**$44.3 billion**	**$5.76**
Revenue, a 14% increase	Operating income, a 23% increase	Net income, an increase of 13% GAAP and 20% non-GAAP	Diluted earnings per share, an increase of 14% GAAP and 21% non-GAAP

Other highlights from fiscal year 2020 included:

• Commercial cloud revenue increased 36% to $51.7 billion

• Office Commercial products and cloud services revenue increased 12%

• Office Consumer products and cloud services revenue increased 11%

• LinkedIn revenue increased 20%

• Dynamics products and cloud services revenue increased 14%

• Server products and cloud services revenue increased 27%

• Enterprise Services revenue increased 5%

• Windows Commercial products and cloud services revenue increased 18%

• Windows original equipment manufacturer licensing ("Windows OEM") revenue increased 9%

• Surface revenue increased 8%

• Xbox content and services revenue increased 11%

• Search advertising revenue, excluding traffic acquisition costs, was relatively unchanged

Percentages are year-over-year. See Annex A for a reconciliation of financial measures presented under accounting principles generally accepted in the United States of America ("GAAP") to non-GAAP financial measures. Key performance indicators are defined in our Form 10-K for the fiscal year ended June 30, 2020.



Continuing Superior Shareholder Returns

Total Shareholder Return through June 30, 2020 (includes reinvestment of dividends)

Total Shareholder Return during Mr. Nadella's CEO Tenure: MSFT vs. S&P500 Feb. 4, 2014 through June 30, 2020 (includes reinvestment of dividends)

Building for the Future

We believe advancing the Company's value over the long-term involves not only achieving consistently strong results, but investing in a trusted technology ecosystem, healthier societies, and a sustainable environment. The economic and social disruption provided the opportunity to our executive leadership to reflect and act concretely upon the modern corporation's purpose. Mr. Nadella articulated this purpose as the creation of profitable solutions to the challenges of people and planet in every community in every country around the world.

We announced multiple initiatives and investments in fiscal year 2020. Our digital skills program aims to expand access to the technical capabilities needed in the modern workplace and into the future, particularly for those with lower incomes, women, and underrepresented minorities. We are taking concrete action to address racial injustice and inequity by improving the experience of Blacks and African Americans at Microsoft, by working to increase diversity among our suppliers and partners, and by strengthening our communities through the power of data, technology, and partnership. We also increased resources to our Justice Reform Initiative to address racial inequities in the criminal justice system. In 2020 we redoubled our commitment to sustainability by making available $1 billion to invest in innovative climate solutions, and by setting a goal to be carbon negative by 2030. To advance trust, our organizations that promote the responsible use of artificial intelligence deepened their engagement with both our internal engineering groups to embed responsible practices into our products, and with external regulators and stakeholders to advocate for regulations that enable technologies such as AI and facial recognition to benefit society at large. These programs reflect the growing momentum of our social and environmental commitments, which continue to accelerate despite the disruptions of the COVID-19 pandemic. With the encouragement and guidance of the Board, we have built concrete and ambitious commitments for these programs to ensure progress and accountability.

Success in fiscal year 2020 required – more urgently than almost any other year – intense focus on business operations, agility to adapt to rapidly changing circumstances, strategic vision and excellence, and advancement of a world view that embraces challenges bigger than the Company, some that linger from our past and others that loom in our future. Mr. Nadella and his senior leadership team's success in rising to these challenges supports compensation decisions made for fiscal year 2020 performance.

Section 2 – Executive Compensation Program Enhancements

Shareholder Engagement

Our executive compensation program is grounded in a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests. Feedback received from our shareholders through ongoing engagement discussions informs our Compensation Committee's deliberations as it reviews the incentive structures in place on an ongoing basis.

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our shareholders on our executive compensation program and are committed to maintaining an active dialogue with them to ensure their perspectives are thoughtfully taken into account.

> **Shareholder Engagement**
>
> Engaged with shareholders owning 48% of shares in FY20
>
> "Virtual Shareholder Listening Tour" in the first quarter of FY21 with new Compensation Committee Chair and Board Chair

We carefully consider both the level of voting support from our shareholders on our say-on-pay vote, as well as comments from shareholders, when evaluating our executive compensation program. At the 2019 Annual Meeting, 77% of the votes cast supported our advisory resolution on the compensation of our Named Executives ("say-on-pay" vote).

As in prior years, in fiscal year 2020 we continued our active shareholder engagement program, discussing compensation and a broad range of ESG issues with shareholders representing a total of 48% of our shares outstanding. For fiscal year 2021, we expanded our scope of shareholder outreach to obtain specific feedback on executive compensation program related matters. After assuming the Chair of the Compensation Committee, Ms. Peterson proactively sought shareholder feedback and together with our Independent Board Chair held conversations in the summer of 2020 with shareholders representing over 22% of our shares outstanding. Over the summer, management engaged additional shareholders representing another 23% of our outstanding shares to discuss executive compensation and other ESG topics.

Enhancements to Compensation Program

In discussing our compensation program throughout 2020 with investors, several key themes emerged in shareholders' feedback. The Compensation Committee evaluated these themes and implemented enhancements to our fiscal year 2021 compensation program that both respond directly to shareholder input and further increase pay-for-performance alignment at Microsoft.

Shareholder feedback and responsive actions taken include:

Feedback Themes	Actions Taken
• Increase the performance-based component of the annual cash incentive – to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy	• Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)
• Shift the mix of our CEO's equity award to be majority performance-based	• Increased the performance-based portion of our CEO's equity awards from 50% to 70% for fiscal 2021
• Include a downside adjustment on the PSA payout, so that the TSR multiplier provides both upside and downside exposure for executives	• Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payout if relative TSR falls below the 40th percentile of the S&P 500
• Investors would benefit from additional disclosure regarding the Compensation Committee's process to determine incentive compensation results	• Increased the disclosure of the goal-setting process and results under PSAs

The following table provides a comparison of our CEO's fiscal year 2020 and fiscal year 2021 incentive compensation program design:

Pay Element	FY20 Elements / Metrics / Weightings		FY21 Elements / Metrics / Weightings	
Annual Cash Incentives	Financial • Incentive Plan Revenue (25%) • Incentive Plan Operating Income (25%)	**50%**	Financial (new) • Incentive Plan Revenue (35%) • Incentive Plan Operating Income (35%)	**70%**
	Operational • Product & Strategy (16.67%) • Customers & Stakeholders (16.67%) • Culture & Organizational Leadership (16.66%)	**50%**	Operational (new) • Product & Strategy (10%) • Customers & Stakeholders (10%) • Culture & Organizational Leadership (10%)	**30%**
Long-Term Equity	Performance Stock Award Three, one-year performance periods with following metrics: • Commercial Cloud Revenue (35%) • Commercial Cloud Subscribers (34%) • Teams Monthly Active Usage (10%) • Xbox Game Pass Subscribers (7%) • Surface Revenue (7%) • LinkedIn Sessions (7%) *Relative TSR multiplier (1-1.5x) is triggered only if Microsoft's TSR is positive and above the 60th percentile of the S&P 500*	**50%**	Performance Stock Award (new) Three, one-year performance periods with following metrics: • Commercial Cloud Revenue (33%) • Commercial Cloud Subscribers (32%) • Teams Monthly Active Usage (20%) • Xbox Game Pass Subscribers (5%) • Surface Revenue (5%) • LinkedIn Sessions (5%) *Relative TSR modifier has been revised to include a downside adjustment if relative TSR falls below the 40th percentile of the S&P 500*	**70%**
	Stock Award • Four-year ratable vesting	**50%**	Stock Award (no change) • Four-year ratable vesting	**30%**



2020 vs. 2021 CEO Pay Mix

After these changes, Mr. Nadella's pay mix will change from fiscal year 2020 to fiscal year 2021 as follows:

FY20 Pay Mix

- 10%
- 11%
- 7%
- 47% based on pre-established metrics
- 36%
- 36%

FY21 Pay Mix

- 7%
- 6%
- 15%
- 65% based on pre-established metrics
- 22%
- 50%

Legend:
- ■ Stock Award ("SA")
- ■ Cash Incentive (Operational Assessment)
- ■ Cash Incentive (Financial/Formulaic)
- ■ Performance Stock Award ("PSA")
- ■ Salary
- ■ Pre-established metrics & goals

1 GOVERNANCE AND
   OUR BOARD OF
   DIRECTORS

2 NAMED
   EXECUTIVE OFFICER
   COMPENSATION

3 AUDIT
   COMMITTEE
   MATTERS

4 PROPOSALS TO
   BE VOTED ON DURING
   THE MEETING

5 INFORMATION
   ABOUT THE
   MEETING

Section 3 – Pay Setting

Our Compensation Committee establishes the design of our executive compensation program. After considering Mr. Nadella's recommendations, the Compensation Committee also approves the annual target compensation (base salaries, target cash incentives, and equity incentive compensation) for our Named Executives, except Mr. Nadella. After considering the recommendation of the Compensation Committee, the independent members of our Board approve Mr. Nadella's base salary, target cash incentive, regular stock awards, and target performance stock award.

Our Compensation Committee also retains, and seeks the advice of, Pay Governance, an executive compensation consulting firm that is independent of management. See Part 1 - Governance and our Board of Directors - Board Committees for more information on Pay Governance's role and independence as an advisor to the Committee.

Executive Compensation Philosophy

We design our executive officer compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through a compensation program that:

• Provides a competitive total pay opportunity

• Emphasizes pay for performance by delivering a majority of our executives' pay through performance-based incentives

• Provides strong alignment with our shareholders, with at least 70% of the annual target compensation opportunity for our Named Executives delivered in the form of equity awards

• Focuses on the long-term through equity awards with multi-year vesting or performance requirements

• Does not encourage unnecessary and excessive risk-taking, assisted by our stock ownership requirements and executive compensation recovery ("clawback") policy

Competitive Pay

We compete for senior executive talent with global information technology companies, large market capitalization U.S. companies, and smaller, high-growth technology businesses, depending on the role. The technology labor market is hyper-competitive with demand growing faster than the supply of technical talent, resulting in significant increases in compensation at the companies with whom we compete for this talent. The same conditions exist in the market for executive-level talent that can provide innovative leadership while managing at a global scale across several complex businesses. We expect these trends to continue and will adjust our approach to executive compensation to respond to evolving market conditions.

Our Compensation Peer Group

To ensure that our Board and Compensation Committee have current information to set appropriate compensation levels, we conduct an executive compensation market analysis each year that draws from third-party compensation surveys and publicly available data for a group of peer companies. We supplement this analysis with additional market information specific to each executive officer's role and responsibilities, including information gleaned from our experience recruiting for executive positions at Microsoft. While this market analysis and supplemental data inform the decisions of the independent Board members and our Compensation Committee on the range of compensation opportunities, we do not tie executive officer compensation to specific market percentiles. Because other companies actively recruit our executive officers to fill CEO and other senior leadership positions, we supplement market information with data on external opportunities potentially available to our executive officers. We also consider the relationship of annual target compensation among internal peers. In addition, our Committee is provided with an overview of compensation for our non-executive Microsoft employees and how this compensation relates to Mr. Nadella's compensation.

In setting our fiscal year 2020 executive compensation design and compensation levels, we considered pay practices at the largest technology and general industry companies that were selected after review of three primary screening criteria: market capitalization, revenue, and earnings before interest, taxes, depreciation, and amortization ("EBITDA"). Our Compensation Committee selected this peer group because it believed these companies are led by executives with similarly complex roles and responsibilities. The Committee also screened these companies to ensure they had a significant presence outside the U.S. and excluded companies in the financial services sector because of the different regulatory environment in which they operate. For fiscal year 2020, this compensation peer group comprised these companies:

Peer Group Used for Fiscal Year 2020 Pay Analysis
($ millions)

Peer Company	Market Capitalization	Revenue	EBITDA
Technology			
Alphabet	$966,497	$166,030	$46,035
Amazon	$1,376,033	$321,782	$39,575
Apple	$1,581,165	$273,857	$78,671
Cisco Systems	$196,928	$49,301	$15,912
Facebook	$647,453	$75,157	$34,084
IBM	$107,231	$75,499	$15,577
Intel	$253,320	$78,955	$38,119
Oracle	$169,606	$39,068	$16,330
Qualcomm	$102,605	$19,999	$4,890
General Industry			
AT&T	$215,389	$175,138	$54,417
Boeing	$103,441	$66,606	-$1,033
Chevron	$166,591	$114,984	$20,357
Coca-Cola	$191,896	$34,326	$11,249
Comcast	$177,911	$105,549	$32,971
ExxonMobil	$189,086	$213,857	$23,639
Johnson & Johnson	$370,503	$80,503	$27,210
Merck	$195,189	$47,194	$19,046
PepsiCo	$183,511	$67,654	$12,360
Pfizer	$181,643	$49,197	$20,055
Procter & Gamble	$296,013	$70,950	$19,185
Verizon	$228,128	$129,726	$47,511
Walmart	$339,211	$542,026	$33,816
Walt Disney	$201,417	$69,762	$11,879
Microsoft	$1,543,306 / 99%ile	$143,015 / 74%ile	$65,259 / 97%ile

The following graph shows Microsoft's position within the peer group on the three screening criteria (in billions).

	Min	25th Percentile	50th Percentile	75th Percentile	MSFT	Max
EBITDA	-$1	$16	$20	$36	$65	$79
Revenue	$20	$58	$75	$148	$143	$542
Market Cap	$103	$180	$197	$318	$1,543	$1,581

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Peer Group Used for Fiscal Year 2021 Pay Analysis

For fiscal year 2021, the Compensation Committee reviewed the evolution of our business against our historical peer group, and as a result approved the use of two peer groups with two components to better reflect the differentiated business, talent and, in some cases, pay models, across sectors:

1) Primary Peer Group of bellwether technology companies, which reflect Microsoft's more direct competitors for executive talent

2) Secondary Peer Group of "large cap" general industry companies, which reflect the complexities of operating large, global, innovative businesses and Microsoft's broader competition for executive talent

The companies in the fiscal 2021 peer group are:

Primary Peer Group – Technology

Adobe	Amazon	Cisco Systems	IBM	Oracle	Salesforce
Alphabet	Apple	Facebook	Intel	Qualcomm	

Secondary Peer Group – General Industry

Accenture	Comcast	Johnson & Johnson	Pfizer	Tesla	Verizon
AT&T	Honeywell	Merck	Procter & Gamble	Walt Disney	

Performance-Based Pay and Goal Setting

Our incentive compensation arrangements are tied to specific performance measures that drive long-term performance and value creation. For fiscal year 2020:

• 56% of our Named Executives' annual target compensation opportunity was performance-based, on average

• 50% of our Named Executives' annual cash incentive was tied to achieving pre-established financial targets

• 50% of our Named Executives' annual target equity opportunity was delivered in the form of a performance-based stock award with payouts based on achievement against pre-established strategic objectives

• Management and the Compensation Committee discussed in detail the metrics that determine performance stock awards to ensure they are leading indicators that will drive long-term performance and value creation

• Performance stock awards included a relative TSR multiplier to reward significant positive outperformance, thereby strengthening the alignment of the interests of our executive officers with the long-term interests of our shareholders

As described above, in response to investor feedback, for fiscal year 2021 we are increasing the proportion of our CEO pay that is weighted toward objective, financial performance goals, with 70% of the annual cash incentive tied to pre-established financial metrics and 70% of the equity award in the form of PSAs. In addition, for all of our executive officers, in fiscal year 2021 we have added a downward adjustment to the relative TSR modifier so that payouts will be reduced for TSR performance below the 40th percentile of the S&P 500.

The Compensation Committee sets cash incentive and PSA metric targets at the levels established, after review and engagement by the Board, for internal budgeting purposes. These targets are intended to be challenging but achievable. The Committee then determines thresholds, maximums, and interim payout levels after considering historical data, upside/downside scenarios, analytics, and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance. Where we have strong historical data, as with the Revenue and Operating Income measures used to determine 50% of the annual cash incentive (70% for the CEO in fiscal year 2021), we set thresholds at an estimated 90% probability of payout, and maximums at an estimated 20% probability of payout. Where we do not have strong historical data that will allow for probability estimates, as is the case with our more recently developed PSA metrics, we set thresholds that we believe are reasonably achievable and maximums that we believe can be reached only with exceptional performance. The Committee actively reviews the appropriateness of payout thresholds and maximums for each metric. The Committee focuses on ensuring that our challenging goals, when achieved, will result in shareholder value creation and, historically, our performance on these challenging goals has led to substantial returns to our shareholders.

Pay Mix

At least 70% of the annual target compensation opportunity for our Named Executives is equity-based to incentivize a long-term focus and align their interests with those of our shareholders. Our Compensation Committee structures the pay mix for our annual target total compensation opportunities to place a higher proportion in equity awards than the companies in our compensation peer group.



Pay Mix Versus Peers

Microsoft
- 7.4%
- 19.3%
- 73.3%

Base Salary
Cash Incentives
Equity

Peer Group
- 11.6%
- 19.1%
- 69.3%

Percentages derived by comparing the fiscal year 2020 target compensation levels for our Named Executives to the average of these amounts for the named executive officers of our compensation peer group companies using data available in mid-2019 when our Compensation Committee conducted our fiscal year 2020 compensation planning.

Compensation Best Practices

What We Do

- **Maintain a stock ownership policy** that reinforces the alignment of executive officer and shareholder interests (including stock ownership of 15x base salary for the CEO)

- Have a strong executive compensation recovery (**"clawback"**) policy to ensure accountability

- **Promote long-term focus** through multi-year vesting and performance requirements

- **Prohibit pledging, hedging, and trading** in derivatives of Microsoft securities

- Retain an **independent compensation consultant**

- **Solicit investor feedback** on our compensation program and potential enhancements through an extensive shareholder engagement program

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships or medical benefits), and no tax gross-ups

- No employment agreements

- No change in control benefits

- No executive-only retirement programs

- No guaranteed bonuses

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Section 4 – Fiscal Year 2020 Compensation Program Design

Consistent with our philosophy, the compensation program for our Named Executives in fiscal year 2020 consisted of an annual base salary plus annual cash and equity incentives awarded under our Executive Incentive Plan ("Incentive Plan").

Annual cash incentives were performance-based, with 50% determined formulaically based on achievement against pre-established financial targets and 50% determined based on operational performance in three weighted performance categories. As noted above in the section titled Enhancements to Compensation Program, for fiscal year 2021, in response to investor feedback 70% of our CEO's annual cash incentive will be determined based on formulaic achievement against pre-established financial targets and 30% will be determined based on operational performance in three weighted performance categories. The Compensation Committee believes this will strengthen the CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy.

Equity incentives under the Incentive Plan were allocated 50% to target performance stock awards ("PSAs") and 50% to stock awards with four-year vesting ("SAs"). The Compensation Committee and the independent Board members believed the 50/50 balance between PSAs and SAs appropriately supported our long-term business goals and long-term retention incentives for our Named Executives. As noted above, in response to investor feedback, for fiscal year 2021 our CEO will receive 70% of his stock awards as PSAs. The Compensation Committee believes this will strengthen the alignment of pay and performance for our CEO.

Base Salaries

Our Named Executives' base salaries align with the scope and complexity of their roles, their capabilities, and with prevailing market conditions.

Annual Cash Incentives

Cash incentives are determined in two performance categories, as follows.



* "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures defined on pages 43-44.

Financial

We include financial results in our cash incentive to measure our success in meeting internal annual financial performance goals for revenue and profitability that we believe drive long-term value creation.

For fiscal year 2020, the financial formulaic portion of the annual cash incentives were determined based on meeting pre-established performance targets for Incentive Plan Revenue and Incentive Plan Operating Income. The fiscal year 2020 Incentive Plan Revenue and Incentive Plan Operating Income performance targets were based on meeting the Company's internal fiscal year 2020 operating budget and were higher than our fiscal year 2019 actual performance for both metrics, further reflecting appropriately ambitious performance goals.

Operational Assessment

The operational assessment portion of each Named Executive's fiscal year 2020 annual cash incentives was determined based on assessment of individual performance against financial, operational, and strategic indicators in three performance categories. The performance indicators varied based on the Named Executive's responsibilities and the function or group he or she leads, and may have included (in alphabetical order in each category):

 **Product & Strategy**

- Efficiency and productivity
- Innovation
- Product development and implementation of strategic roadmap
- Quality
- Revenue, consumption, and market share

 **Customers & Stakeholders**

- Customer and partner engagement and outreach
- Customer satisfaction
- Developer engagement
- Progress on Environmental, Social, and Governance goals

 **Culture & Organizational Leadership**

- Compliance and integrity
- Culture
- Diversity and inclusion
- Organizational health

For Mr. Nadella, the independent members of our Board also considered:

- Input from Microsoft's senior executives about Mr. Nadella's leadership

- The scorecard we use to measure performance against Microsoft's annual business plan

- Mr. Nadella's evaluation of Microsoft's and his individual performance over the past fiscal year

Equity Compensation

Under the Incentive Plan, each year our Named Executives receive both PSAs and SAs.

Performance Stock Awards

PSAs are designed to encourage our executives to achieve strong goals in key performance metrics selected to drive long-term performance and value creation.

Due to the dynamic nature of our business and the specificity in the performance metrics that are chosen under our PSA program, we believe that measuring performance annually over our three-year performance period and modifying awards based on our three-year relative TSR results provides the most accurate assessment of our Company's long-term trajectory and performance achievements.

Fiscal Year 2020 Performance Stock Award Metrics and Weights

Fiscal year 2020 PSA metrics are strategic measures that drive long-term performance and value creation. Targets for the PSA metrics are set at the target levels established under Microsoft's fiscal year business plan and are intended to be difficult but attainable, and additional information about our goal-setting process is on page 38. The metrics and weights used for fiscal year 2020 are in the table below.

Fiscal Year 2020 PSA Metrics

Performance Metrics	Description	Weights
Commercial Cloud Revenue*	Net revenue for commercial cloud-based solutions, including Office 365 Commercial, Azure, the commercial portion of LinkedIn, Dynamics 365, and other commercial cloud properties	35%
Commercial Cloud Subscribers	Paid seats for current or new per-user SaaS cloud services primarily in commercial customer segment	34%
Teams Monthly Active Usage	Unique monthly active users of Teams in Enterprise, Corporate, Small and Medium Business, and Education	10%
Xbox Game Pass Subscribers	Current number of paid Game Pass Subscriptions (Console, PC, Ultimate)	7%
Surface Revenue*	Net revenue for Surface branded family of devices and accessories (excluding revenue from Surface Hub 1)	7%
LinkedIn Sessions	Measure of member visits as a leading indicator of the overall quality of the LinkedIn member experience and opportunity for members to realize their economic opportunity	7%

* "Commercial Cloud Revenue" and "Surface Revenue", when used as PSA metrics in this Compensation Discussion and Analysis, are non-GAAP financial measures defined on page 48.

The fiscal year 2020 PSA metrics were used to establish performance goals for (1) year 3 of the 2018 PSAs, (2) year 2 of the 2019 PSAs, and (3) year 1 of the 2020 PSAs, as shown below.

PSA Metrics


Metric Year
FY18
FY19
FY20
FY21
FY22
FY18 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY19 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY20 PSA
Year 1
Year 2
Year 3
3-year relative TSR
Relative TSR multiplier (1-1.5x) is triggered only if Microsoft's TSR is positive and above the 60th percentile of the S&P 500.

Our fiscal year 2020 PSA metric results can be found on pages 48-49 below.

1 GOVERNANCE AND OUR BOARD OF DIRECTORS
2 NAMED EXECUTIVE OFFICER COMPENSATION
3 AUDIT COMMITTEE MATTERS
4 PROPOSALS TO BE VOTED ON DURING THE MEETING
5 INFORMATION ABOUT THE MEETING

Stock Awards

SAs were granted under the Incentive Plan in September 2019 for shares of Microsoft common stock. These SAs vest over four years (25% on August 31, 2020 and 12.5% each six-months thereafter) to support long-term focus and align with shareholders' interests. Vesting is subject to continued employment except as described on page 50 below.

No Other Fiscal Year 2020 Compensation

During fiscal year 2020, no other compensation was awarded to our Named Executives.

Section 5 – Fiscal Year 2020 Compensation Decisions

Our Named Executives were awarded the following compensation in fiscal year 2020:

Fiscal Year 2020 Base Salaries

We did not increase our Named Executives' base salaries in fiscal year 2020. We believe our Named Executives' salary levels continue to be appropriate and reasonable given their roles, capabilities, and experience.

Fiscal Year 2020 Cash Incentive Awards

We did not increase our target percentages for cash incentive awards in fiscal year 2020, which are measured as a percentage of base salary for fiscal year 2020, which were: Satya Nadella – 300%; Amy Hood – 250%; Jean-Philippe Courtois – 225%; Margaret Johnson – 200%; and Bradford Smith – 250%.

Our Compensation Committee and, for Mr. Nadella, the independent members of our Board, determined the fiscal year 2020 cash incentive awards. These were based on two performance categories: financial results and operational performance results.

Final results under each portion of the cash incentive, and the resulting awards, were as follows:

	Nadella	Hood	Courtois	Johnson[1]	Smith
Financial results (50%)	146.46%	146.46%	146.46%	146.46%	146.46%
Operational results (50%)	146.66%	160.00%	150.00%	100.00%	160.00%
Total FY20 cash incentive (% of target)	146.56%	153.23%	148.23%	123.23%	153.23%
Total FY20 cash incentive ($)	$10,992,000	$3,734,981	$2,591,432	$1,762,189	$3,294,445

(1) Ms. Johnson resigned her position as an executive officer of the Company effective July 1, 2020.

Financial Results

We achieved greater than target performance on the fiscal year 2020 financial performance measures shown below, notwithstanding the challenges of COVID-19, resulting in a weighted payout of 146.46%. Our FY20 target for Incentive Plan Revenue was over 110% of our FY19 actual result, and we achieved 101% of this target in FY20. Our FY20 target for Incentive Plan Operating Income was over 110% of our FY19 actual results, and we achieved 109% of this target in FY20.

Financial Results (50% weight) ($ in billions)	FY19 Actual	FY20 Threshold	FY20 Target	FY20 Maximum	FY20 Actual
FY20 Incentive Plan Revenue	$135.25	$141.70	$149.01	$155.58	$150.14
FY20 Incentive Plan Operating Income	$44.29	$45.05	$48.71	$54.56	$53.14

"Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures. We calculate Incentive Plan Revenue by adjusting GAAP Revenue for (1) the net impact of revenue deferrals, (2) credits and incentives, and (3) the effect of foreign currency rate fluctuations. We calculate Incentive Plan Operating Income by adjusting GAAP Operating Income for the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP (i.e., adjusted for the items in the preceding two sentences) results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the current

period, rather than the actual exchange rates in effect during the respective periods. These Incentive Plan financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Operational Results

Satya Nadella

The key results influencing the Compensation Committee and independent Board members' decisions on the operational performance portion of Mr. Nadella's cash incentive are set forth below. Results are out of a possible 200% in each category.



Assessment %

- ■ Product & Strategy
- ■ Customers & Stakeholders
- ■ Culture & Organizational Leadership

130% 150% 160%

146.66%
Total Weighted Operational Performance

Weighted Performance Categories - Satya Nadella

1 Product & Strategy (33.3% weight) 130%

During fiscal year 2020, Microsoft increased revenue by 14% year over year, while facing unprecedented constraints due to COVID-19 in the second half of the year. Under Mr. Nadella's leadership during 2020, many of Microsoft's products achieved significant growth, especially in the commercial cloud business, where revenue increased 36% to $51.7 billion. Other notable results included GitHub registered developers exceeding 50 million and Xbox Game Pass subscriptions surpassing 10 million. While Microsoft is constantly striving to lead across our product categories, there is more work to do in driving solutions that will get Microsoft to market faster.

Mr. Nadella led Microsoft's acceleration of the optimization of many products and capabilities in 2020. He directed the management team to lean forward and intentionally build integral skills that became necessary in the face of the year's challenges, including enabling deeper capabilities for businesses to quickly and securely transition to remote work. His focus areas included our Azure cloud to make it easier for customers to harness data through the cloud, leverage artificial intelligence, and embrace the internet of things, as more work is required to be done at a distance; democratizing data transparency and the ability to enhance business processes; and ensuring security and privacy of proprietary data at a time where data origin is becoming more important to the global commerce landscape.

2 Customers & Stakeholders (33.3% weight) 150%

Mr. Nadella embraced the idea that Microsoft's purpose is to create profitable solutions to the challenges of people and planet in every community in every country around the world. MSFT (TSR +52%) outperformed the S&P 500 (up 5% in fiscal year 2020) and the NASDAQ (up 24% in fiscal year 2020). The Board views his strong leadership of the Company's actions in response to the unique challenges of 2020 as unparalleled. Under Mr. Nadella's leadership, Microsoft continued its work to strengthen communities throughout the world through the power of data, technology, and partnership. Mr. Nadella focused the Company on driving global impact in privacy legislation, Responsible AI standards, and Digital Safety in order to help public institutions around the world deal with the growing concerns facing them at this unique time.

Mr. Nadella led Microsoft's transformation in response to COVID-19, including devoting technology and resources to ensure customers, such as government agencies, schools, medical facilities, and other front-line responders, had the virtual collaboration and other digital tools to successfully navigate the unprecedented challenges of 2020. This critical leadership motivated the teams within Microsoft to lean in even more to help customers. Mr. Nadella also guided the Company to pioneer new technology solutions to business challenges caused by the pandemic and offer them to customers to use as they navigate similar issues.

3 Culture & Organizational Leadership (33.3% weight)



160%

The Board asked Mr. Nadella to create additional focus on the culture of the organization for fiscal year 2020 and is very pleased with the results that were achieved. Employee sentiment for Microsoft continues to be strongly positive. Based on poll data, 95% of employees feel proud to work at Microsoft. The Board credits Mr. Nadella for his tremendous progress driving cultural change across the organization, especially given the unprecedented impact of COVID-19 on our business and our people.

Under Mr. Nadella's leadership, Microsoft acted early to enable secure, remote work and adopt other measures to protect the health and well-being of our workforce, while ensuring the continuity of our operations for the many organizations that rely on Microsoft products and services to serve their customers or citizens.

Mr. Nadella has enthusiastically fostered a culture of stewardship. During 2020, Microsoft redoubled its commitment to sustainability by making available $1 billion to invest in innovative climate solutions and by setting an ambitious goal to be carbon negative by 2030. Microsoft also took concrete actions to address racial injustice and inequity by improving the experience of Blacks and African Americans at Microsoft, by working to increase diversity among our suppliers and partners, and by strengthening our communities through the power of data, technology, and partnership. In fiscal year 2020, 91% of employees said Microsoft creates an environment where people of diverse backgrounds can succeed. Microsoft also increased resources to our Justice Reform Initiative to address racial inequities in the criminal justice system. Demonstrating strong foresight for how the economy will recover, Mr. Nadella led Microsoft to announce a global skills initiative aimed at bringing digital skills to 25 million people worldwide by the end of 2020.

Other Named Executives

The key results influencing the Compensation Committee's decisions on the operational performance category portion of the cash incentive for the other Named Executives are summarized below.

Named Executive	Key Results
Amy E. Hood	• Strong financial performance and management with double digit revenue growth of 14% and operating income growth of 23%, and returned over $35 billion in cash to shareholders in the form of share repurchases and dividends
	• Despite economic uncertainty, drove effective communication to investors regarding the Company's strategic goals and momentum, driving total shareholder return of 52%, which has outperformed NASDAQ (up 24%) and the S&P 500 (up 5%) since June 30, 2019
	• Partnered across the organization to launch large scale initiatives such as the sustainability commitment, including the $1 billion Climate Investment Fund for carbon-reduction technology
	• Champion of diversity and inclusion across the finance organization and broader Microsoft, launching multi-year sustained initiatives in the Company's business ecosystem to address racial injustice and inequity for the Black and African Americans in the United States
	• Supported external and internal COVID-19 response including supporting customer and supplier financing needs and developing Microsoft facilities plans and PPE procurement. Maintained agility and business continuity through robust financial rhythms with core processes accomplished remotely

Named Executive	Key Results
Jean-Philippe Courtois	• Led Global Sales, Marketing, and Operations ("GSMO") groups to deliver strong financial performance and contributed to the commercial cloud business surpassing $50 billion in revenue for the first time – up 36% year over year • Further positioned Microsoft as the cloud technology provider of choice leading to an increase in Microsoft's share of the cloud market, with additional focus on net customer adds. Worked closely with customers to help them use technology to sustain business and organizational continuity in the face of COVID-19 • Drove an increase in customer rating for providing deep industry expertise and enhanced competitive positioning of Microsoft's services • Seamlessly enabled remote work for global workforce leveraging Microsoft 365 and the underlying infrastructure, allowing teams to support customer needs with agility and speed • Strong investment in coaching managers through new Manager Excellence framework of Model, Coach, Care to enhance the culture of inclusion. Further embedded diversity and inclusion conversations and learning moments through all levels of employees within the field
Margaret L. Johnson	• Enhanced Microsoft's presence as a top corporate venture capital investor with strategic investments through Microsoft's venture fund, M12 • Built upon deep industry relationships leading to new growth opportunities across the portfolio • Developed a partnership with Mayfield and Pivotal Ventures, to invest and help create a more equitable playing field for innovative female founders • Expanded relationships with "unicorn" growth companies and helped build Azure presence in challenging markets • Championed diversity and inclusion within the business development organization and across the Company
Bradford L. Smith	• Led a comprehensive sustainability initiative for carbon, biodiversity, and water, with an industry-leading commitment to become carbon negative by 2030 • Launched the Responsible AI Standard to set the rules for enacting responsible AI and secured the world's first safeguards on facial recognition in a new Washington State law • Championed and grew diverse representation internally and drove the launch of multiyear sustained efforts to leverage the use of data, technology, and partnerships in community-oriented efforts to help improve the lives of Black and African American citizens in the United States, including strengthening and expanding the Company's Justice Reform Initiative • Partnered across Microsoft, GitHub, and LinkedIn to establish the Global Skills Initiative to bring digital skills to 25 million people worldwide by the end of 2020 – the most ambitious and comprehensive skilling initiative in the Company's history • Supported COVID-19 response externally through AI for Health, privacy principles for COVID-19, and by expanding Microsoft Philanthropy's support for non-profits that assist first responders

Fiscal Year 2020 Stock Awards

For fiscal year 2020, target value of stock awards for our Named Executives remained the same as for fiscal year 2019. The fiscal year 2020 PSAs and SAs granted to our Named Executives under the Incentive Plan are listed below.

Named Executive	PSAs (Target Number of Shares)[1]	SAs (Number of Shares)[2]	Aggregate Target Award Value[3] ($)
Satya Nadella	90,672	90,672	25,000,000
Amy E. Hood	40,621	40,621	11,200,000
Jean-Philippe Courtois	27,202	27,202	7,500,000
Margaret L. Johnson	18,135	18,135	5,000,000
Bradford L. Smith	33,368	33,368	9,200,000

(1) The PSAs vest in full following the end of the three-year performance period, with the number of shares earned determined based on performance against goals set for each year in the period and relative TSR results for the period.

(2) The SAs vest 25% on August 31, 2020 (September 18, 2020 for Mr. Courtois) and 12.5% each six months thereafter until fully vested. Vesting is subject to continued employment except as described on page 50 below.

(3) Awarded value (in dollars) was converted to shares using the closing share price on August 30, 2019, rounded up to a whole number.

The amounts listed in the table above for fiscal year 2020 PSAs will not match the amounts in the Stock Award column in the Summary Compensation Table or the Grants of Plan-Based Awards table. Because the grant date of a PSA occurs when the performance targets are set, and targets under our PSA awards are established annually, SAs listed in the Summary Compensation Table and Grants of Plan-Based Awards table include portions of current and prior year PSA awards, as described in more detail in Note (1) to the Summary Compensation Table on page 53.

Fiscal Year 2018 PSAs (Completed Performance Period)

Our Compensation Committee (and for Mr. Nadella, the independent members of our Board) granted PSAs in fiscal year 2018 that pay out based on specific pre-established, performance goals and strategic performance objectives tied to creating long-term shareholder value. Performance was measured over the three-fiscal year performance period ending June 30, 2020.

The actual performance under the fiscal year 2018 PSAs reflected the strong business achievement on core metrics and Microsoft's relative TSR during this period. Performance on the core metrics under these PSAs is shown in the following table:

Fiscal Year 2018 PSA Core Metric Payout Percentages

Metric (FY18 and FY19)	Weight	FY18 Payout (%)	FY19 Payout (%)	Metric (FY20)	Weight	FY20 Payout (%)
Commercial Cloud Revenue	34%	200.00%	99.16%	Commercial Cloud Revenue	35%	98.15%
Commercial Cloud Subscribers	33%	200.00%	114.79%	Commercial Cloud Subscribers	34%	107.35%
Windows 10 Monthly Active Devices	11%	200.00%	129.46%	Teams Monthly Active Usage	10%	200.00%
Consumer Post-Sales Monetization Gross Margin	11%	200.00%	144.33%	Xbox Game Pass Subscribers	7%	147.95%
Surface Gross Margin	5%	200.00%	105.41%	Surface Revenue	7%	90.10%
LinkedIn Sessions	6%	200.00%	110.82%	LinkedIn Sessions	7%	129.64%
Weighted Performance for FY:		200.00%	113.63%			116.59%
Core Metric Performance (average of FY18, FY19, and FY20 performance):						143.41%

Fiscal Year 2018 PSA Core Metric Performance Results

Metric (FY18 and FY19)	Weight	FY18 Target / Actual Achievement	FY19 Target / Actual Achievement	Metric (FY20)	Weight	FY20 Target / Actual Achievement
Commercial Cloud Revenue	34%	$22.38B / $22.89B	$38.67B / $38.63B	Commercial Cloud Revenue	35%	$51.90B / $51.80B
Commercial Cloud Subscribers (Growth %)	33%	33.83% / 38.51%[1]	26.88% / 28.60%[1]	Commercial Cloud Subscribers (Growth %)	34%	23.02% / 23.65%[1]
Windows 10 Monthly Active Devices	11%	608.98M / 694.06M	824.15M / 860.56M	Teams Monthly Active Usage (Growth %)	10%	246.94% / 513.59%[1]
Consumer Post-Sales Monetization Gross Margin (Growth %)	11%	4.15% / 18.77%	11.04% / 16.44%	Xbox Game Pass Subscribers (Growth %)	7%	71.00% / 85.75%[1]
Surface Gross Margin (% of target)	5%	134.21%[1]	101.65%[1]	Surface Revenue	7%	$6.40B / $6.21B
LinkedIn Sessions	6%	21.70B / 25.61B	32.11B / 32.52B	LinkedIn Sessions	7%	39.89B / 40.72B

(1) For competitive reasons, targets and results are expressed in terms of year over year growth or, for Surface Gross Margin, as a percentage of target. Year over year growth rates are calculated using constant dollars.

When achieved, these challenging goals have resulted in substantial shareholder value creation.

"Commercial Cloud Revenue" and "Surface Revenue", when used as PSA metrics in this Compensation Discussion and Analysis are non-GAAP financial measures, calculated by adjusting GAAP results for these metrics (as defined in our Form 10-K for the fiscal year ended June 30, 2020) for the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These metric results differ from certain non-GAAP financial results we report in our quarterly earnings release materials; they should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Relative TSR Multiplier

The core metric results for the fiscal year 2018 PSAs were then subject to adjustment based on the relative TSR performance multiplier, which compares our TSR for the three-fiscal year performance period to the TSR of the S&P 500. Our absolute TSR for the performance period was 209.69% ($144.54), which satisfied the PSA payout requirement that TSR be positive. Our TSR relative to the S&P 500 was in the 99.57th percentile of the S&P 500, well in excess of the 80th percentile performance that was a condition to receiving the maximum 150% multiplier. Based on this result, the total payment percentage for the fiscal 2018 PSAs was increased by 50%, resulting in the payout to our Named Executives of 215.12% of the target fiscal 2018 PSA shares.

Vesting of Mr. Nadella's Long-Term Performance Stock Award

Upon Mr. Nadella's appointment to CEO, he was granted a one-time long-term performance-based stock award ("LTPSA"). LTPSA payouts are tied to Microsoft's total shareholder return relative to the S&P 500 ("relative TSR") over three overlapping five-year performance periods. The first of these periods commenced with Mr. Nadella's appointment as CEO and ended February 3, 2019. The second of these periods ended February 3, 2020. Under the LTPSA, target awards are paid if Microsoft's relative TSR is at the 60% level, and at the maximum 150% of target level if Microsoft's relative TSR is at or above the 80% level. For each of the three five-year performance periods, the number of shares earned at threshold is 150,000, at target 600,000, and at maximum 900,000. During the second five-year performance period, Microsoft's market capitalization increased $985 billion (from $341 billion to $1,326 billion), and Microsoft's relative TSR was in the 99th percentile, resulting in Mr. Nadella earning and vesting in the maximum 900,000 shares.

Fiscal Year 2019 and 2020 PSAs (Open Performance Periods)

Performance under the fiscal year 2019 and 2020 PSAs will be determined following the end of the three-year performance periods ending June 30, 2021 and 2022, respectively. The number of shares of common stock to be earned will be based on an assessment of (1) performance against the metric goals during the applicable performance period, and (2) if Microsoft's absolute TSR is positive during the period, Microsoft's relative TSR during the period. The metrics and relative weights under the fiscal year 2019 and 2020 PSAs are as follows:

Metrics	Fiscal Year 2019 Weights (%)	Fiscal Year 2020 Weights (%)
Commercial Cloud Revenue	34	35
Commercial Cloud Subscribers	33	34
Windows 10 Monthly Active Devices	11	N / A
Consumer Post-sales Monetization Gross Margin	11	N / A
LinkedIn Sessions	6	7
Surface Gross Margin	5	N / A
Teams Monthly Active Usage	N / A	10
Xbox Game Pass Subscribers	N / A	7
Surface Revenue	N / A	7
Total	**100**	**100**

Section 6 – Other Compensation Policies and Information

No Significant Executive Benefits and Perquisites

Our Named Executives are eligible for the same benefits available to our other full-time employees. In the U.S., our benefits include our section 401(k) plan, employee stock purchase plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all U.S. employees, we maintain a nonqualified deferred compensation plan for our U.S. executive officers and senior managers. This deferred compensation plan is unfunded, and participation is voluntary. The deferred compensation plan allows our Named Executives to defer their base salary, the cash portion of their Incentive Plan awards, and certain on-hire bonuses. We do not contribute to the deferred compensation plan. Named Executives are eligible for matching gifts for charitable donations above the maximum for our other U.S.-based full-time employees. Mr. Courtois participates in the standard benefits for leadership team members in France, including profit sharing, a health exam, and a car allowance.

During fiscal year 2020, we provided no executive-only perquisites or other personal benefits to our Named Executives other than matching gifts made to charitable organizations.

Post-Employment Compensation

Our Named Executives do not have employment contracts. No Named Executive is entitled to any payments or benefits following a change in control of Microsoft.

Our Named Executives may be eligible for additional vesting of their outstanding SAs following termination of employment on the same terms as our other employees. All U.S. employees who retire from Microsoft after (a) age 65 or (b) age 55 with 15 years of service are eligible for the continuation of vesting of outstanding SAs granted at hire or at the time of annual performance review, if the award was granted over one year before the date of retirement. A pro-rata portion of PSA shares will also continue vesting if the retirement occurs more than one year after the beginning of the performance period. As of June 30, 2020, only Mr. Smith was retirement eligible, and the value of his SAs and PSAs eligible for continued vesting if he retired on that date was $27,924,625 (assuming PSAs are earned at 100% of target). All employees whose employment with Microsoft terminates due to death or total and permanent disability generally fully vest in their outstanding SAs. Our PSAs, and Mr. Nadella's LTPSA that was granted to him in connection with his appointment as CEO, vest for the target number of shares upon death or total and permanent disability. The value of our Named Executives' SAs, PSAs, and LTPSAs that would have vested assuming a June 30, 2020 termination of employment due to death or total and permanent disability was: Mr. Nadella, $227,201,413; Ms. Hood, $52,481,973; Mr. Courtois, $38,781,069; Ms. Johnson, $25,204,714; and Mr. Smith, $44,283,980.

In addition, our Named Executives are eligible to participate in the Microsoft Senior Executive Severance Benefit Plan ("Severance Plan"). The Severance Plan was adopted to help ensure continuity of key leaders by providing designated executives severance payments and benefits if their employment is terminated without cause. For purposes of the Severance Plan, "cause" means (i) a conviction or plea of guilty or no contest to a felony or certain misdemeanors; (ii) engaging in gross misconduct; (iii) repeated failure to substantially perform the duties of the executive's role; (iv) violation of any securities laws; or (v) violation of Microsoft's policies designed to prevent violations of law.

The Severance Plan payments and benefits have four components – cash, stock vesting, continued health care, and outplacement assistance – all provided by Microsoft. Cash payments consist of (i) a severance payment equal to 12 months' base salary plus target annual cash incentive award, payable in a lump sum within 60 days after termination of employment; and (ii) a pro-rata payment of the executive officer's target annual cash incentive award for the partial year of work, payable in a lump sum at the same time other Incentive Plan cash awards for the year are paid. Stock vesting applies to SAs and PSAs. SAs that otherwise would vest in the 12-month period after employment terminates continue to vest. After the first year of the PSA performance period is completed, a pro-rata portion of any PSA shares will also vest, and the number of shares subject to pro-ration is the lesser of the target award shares or the shares that are otherwise earned and payable after the end of the performance period. Continued contributions to premiums for COBRA health care continuation coverage and outplacement assistance will be provided on the same terms as are available to other employees whose employment is terminated without cause. There is no change-in-control provision in the Severance Plan. To receive the Severance Plan payments and benefits, the Named Executive must execute a separation agreement that includes a release of claims in favor of Microsoft, confidentiality and non-disparagement provisions, and 12-month non-compete/non-solicitation restrictions.

Mr. Nadella participates in the Severance Plan on the same terms as our other executive officers, except that under his LTPSA award, if Microsoft terminates his employment without cause (as defined in the Severance Plan) during a performance period, he will vest in a pro-rata fraction of the threshold 150,000 shares of Microsoft common stock subject to the award for his actual period of employment during the performance period.

This table shows the amounts that would have been payable to our Named Executives upon a termination of employment without cause on June 30, 2020.

Named Executive	Amount Payable ($)
Satya Nadella	$107,182,736[1]
Amy E. Hood	$38,935,180
Jean-Philippe Courtois	$29,642,965
Margaret L. Johnson	$20,003,701
Bradford L. Smith	$37,944,799[2]

(1) Includes $80,217,661 in Severance Plan benefits, in addition to $26,965,075 in stock vesting under Mr. Nadella's LTPSA award.

(2) Includes $10,020,175 in Severance Plan benefits, in addition to $27,924,625 in retirement-based stock vesting under Mr. Smith's SAs and PSAs.

Strong Clawback Policy

Accountability is a fundamental value of Microsoft. To reinforce this value through our executive compensation program, our executive officers and certain other senior executives are subject to a strong 'no fault' executive compensation recovery ("clawback") policy. Under this policy, our Compensation Committee may seek to recover payments of incentive compensation if the performance results leading to a payment are later subject to a downward adjustment or restatement of financial or nonfinancial performance. Our Committee may use its judgment in determining the amount to be recovered where the incentive compensation was awarded subjectively. Our Committee may also seek recovery of up to the entire amount of any incentive compensation awarded during a period where a covered executive committed a significant legal or compliance violation. Our executive compensation recovery policy is available on our website at https://aka.ms/policiesandguidelines.

Robust Stock Ownership Policy

Our executive officers and certain other senior executives are required to maintain a minimum equity stake in Microsoft. This policy embodies our Compensation Committee's belief that our most senior executives should maintain a significant personal financial stake in Microsoft to promote a long-term perspective in managing our business. In addition, the policy helps align executive and shareholder interests, which reduces incentive for excessive short-term risk taking. Each covered executive is required to acquire and maintain ownership of shares of Microsoft common stock equal to a specified multiple of his or her base salary, which ranges from 5 to 15 times base salary, as shown in the table below. Each covered executive must retain 50% of all net shares (post-tax) that vest until achieving his or her minimum share ownership requirement.

Named Executive	Share Ownership Requirement as of June 30, 2020
Satya Nadella	15x base salary
Amy E. Hood	8x base salary
Jean-Philippe Courtois	8x base salary
Margaret L. Johnson	5x base salary
Bradford L. Smith	8x base salary

In fiscal year 2020, each of our Named Executives complied with our stock ownership policy. Our stock ownership policy is available on our website at https://aka.ms/policiesandguidelines.

Hedging and Pledging Policy

Our Named Executives are subject to our Derivatives Trading, Hedging, and Pledging policy described on page 12.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers (together, "covered employees"). Prior to the effectiveness of the Tax Cuts and Jobs Act of 2017 ("TCJA"), the deduction limit did not apply to "performance-based compensation" satisfying the requirements of Section 162(m). Cash and equity awards granted to our Named Executives under the Incentive Plan reported in the summary compensation table for fiscal years 2017 and 2018 were subject to one or more performance goals intended to satisfy the requirements of the exemption to Section 162(m) for performance-based compensation, including a requirement of positive operating income for the fiscal year. The performance goal of positive operating income for the first fiscal year following the award also applied to the LTPSA granted to Mr. Nadella in February 2014. For fiscal year 2017 and 2018, the performance goals were approved by our Compensation Committee, following shareholder approval of the material terms of these performance goals under the Incentive Plan. Payment under the awards is conditioned on Committee certification that the goals and any other material terms have been met. Effective with fiscal year 2019, the TCJA eliminated the Section 162(m) provisions exempting performance-based compensation and deferred compensation amounts payable after termination from employment from the $1 million deduction limit, subject to an exception for remuneration pursuant to a written binding contract which was in effect on November 2, 2017. Based on current law, we believe the remuneration under our Incentive Plan reported in the summary compensation table that qualifies for this "written binding contract" exception is:

• The portion of fiscal year 2018 cash incentives payable based on formulaic financial results

• Payments under fiscal year 2018 SAs

• Payments under our fiscal year 2018 PSAs to the extent attributable to fiscal year 2017 or 2018 performance against metrics established for those years

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Notwithstanding the foregoing, the SAs and PSAs that vest upon a Named Executive's termination of employment due to death or total and permanent disability prior to attainment of the Section 162(m) performance goal would not be deductible as performance-based compensation.

In structuring compensation for our executive officers, our Compensation Committee considers whether compensation will be deductible for federal income tax purposes. However, the changes implemented to Section 162(m) under the TJCA are expected to significantly limit deductibility of compensation paid under current and future awards to covered employees. Accordingly, our Committee awards compensation that is nondeductible.

Annual Compensation Risk Assessment

We performed an annual assessment for the Compensation and Audit Committees of our Board of Directors to determine whether the risks arising from our fiscal year 2020 compensation policies and practices were reasonably likely to have a material adverse effect on Microsoft. Our assessment reviewed the material elements of executive and non-executive employee compensation. We concluded these policies and practices do not create risk that is reasonably likely to have a material adverse effect on Microsoft.

The structure of our compensation program for our executive officers does not incentivize unnecessary or excessive risk-taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The Incentive Plan awards have these risk-limiting characteristics:

- Cash incentive awards under the Incentive Plan are limited to 200% of a target cash incentive award
- Cash incentive awards are structured 50% based on pre-established goals (balance of growth and profitability goals) and 50% based on individual performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance
- The majority of Incentive Plan award value is delivered in awards for shares of Microsoft common stock with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term shareholder interests
- We maintain robust executive stock ownership requirements ranging from 5x to 15x annual salary, which reduces incentive for excessive short-term risk taking
- PSA metrics further diversify the elements of the program to minimize the incentive to produce any particular outcome

- PSAs use Company-wide measures that are not specific to any one executive officer's sphere of responsibility and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals
- Overlapping performance periods for PSAs limit the impact of short-term business performance or share price fluctuations on final outcomes
- Equity awards are not made in the form of stock options, which may provide an asymmetrical incentive to take unnecessary or excessive risks to increase the market price of Microsoft common stock
- Members of our Compensation Committee (or for Mr. Nadella, the independent members of our Board of Directors) approve all Incentive Plan awards to executive officers, including performance achievement levels that determine final payout outcomes

Awards are subject to our Executive Compensation Recovery Policy, described in this Section 6 – Other Compensation Policies and Information – Strong Clawback Policy.

Executive officers are subject to our executive stock ownership requirements, described in this Section 6 – Other Compensation Policies and Information – Robust Stock Ownership Policy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Sandra E. Peterson (Chair)
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior
John Stanton (until December 4, 2019)

Fiscal Year 2020 Compensation Tables
Summary Compensation Table

This table contains information about compensation awarded to our Named Executives for the fiscal years ended June 30, 2020, 2019, and 2018. None of our Named Executives received stock options during those years.

Named Executive and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Satya Nadella Chief Executive Officer and Director	2020	2,500,000	30,718,608	10,992,000	111,180	44,321,788
	2019	2,333,333	29,668,651	10,796,868	111,363	42,910,215
	2018	1,500,000	16,807,208	7,425,000	111,055	25,843,263
Amy E. Hood Executive Vice President and Chief Financial Officer	2020	975,000	14,792,679	3,734,981	123,574	19,626,234
	2019	958,333	15,316,653	3,855,040	97,608	20,227,634
	2018	875,000	10,232,265	3,718,750	98,442	14,924,457
Jean-Philippe Courtois[4] Executive Vice President, President, Global Sales, Marketing and Operations	2020	777,000	10,475,186	2,591,432	105,686	13,949,304
	2019	798,000	11,309,474	2,889,049	88,231	15,084,754
	2018	833,000	7,149,549	3,092,513	51,187	11,126,249
Margaret L. Johnson Executive Vice President, Business Development	2020	715,000	6,983,520	1,762,189	114,773	9,575,482
	2019	715,000	7,539,668	2,086,456	91,525	10,432,649
	2018	715,000	5,702,554	2,252,236	88,225	8,758,015
Bradford L. Smith President and Chief Legal Officer	2020	860,000	12,402,137	3,294,445	111,131	16,667,713
	2019	850,000	13,045,437	3,366,148	111,412	17,372,997
	2018	800,000	9,033,868	3,566,700	111,055	13,511,623

(1) Includes the grant date fair values for SAs and PSAs calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. The value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when performance targets are approved, and we approved performance targets in each of fiscal years 2020, 2019, and 2018, PSA values in this column include: (i) for fiscal year 2020, 33.33% of each of the fiscal year 2020 PSAs, the fiscal year 2019 PSAs, and the fiscal year 2018 PSAs (ii) for fiscal year 2019, 33.33% of each of the fiscal year 2019 PSAs, the fiscal year 2018 PSAs, and the fiscal year 2017 PSAs; and (iii) for fiscal year 2018, 33.33% of each of the fiscal year 2018 PSAs and fiscal year 2017 PSAs, and 16.66% of the fiscal year 2016 PSAs. The grant date fair values of included PSAs, assuming at the grant date that the highest level of performance conditions will be achieved for each PSA are: (i), for fiscal year 2020, Mr. Nadella, $37,150,358; Ms. Hood, $18,704,870; Mr. Courtois, $13,664,213; Ms. Johnson, $9,109,511; and Mr. Smith, $15,866,522; (ii) for fiscal year 2019, Mr. Nadella, $35,050,220; Ms. Hood, $19,823,991; Mr. Courtois, $15,380,642; Ms. Johnson, $10,253,798; and Mr. Smith, $17,211,903; and (iii) for fiscal year 2018, Mr. Nadella, $21,723,387; Ms. Hood $12,921,957; Mr. Courtois, $7,114,107; Ms. Johnson, $7,551,291; and Mr. Smith, $11,429,189.

(2) Includes Incentive Plan cash incentives.

(3) None of our Named Executives received reimbursements for relocation expenses or tax-gross-up payments in the last three fiscal years. Details about the amounts in the "All Other Compensation" column for fiscal year 2020 are set forth in the table below.

All other compensation details

Named Executive	Retirement Plan Contributions[A] ($)	Broad-Based Plan Benefits[B] ($)	Charitable Gifts[C] ($)	Other[D] ($)	Total ($)
Satya Nadella	9,750	1,430	100,000	0	111,180
Amy E. Hood	9,750	1,824	112,000	0	123,574
Jean-Philippe Courtois	7,810	0	55,713	42,163	105,686
Margaret L. Johnson	9,750	0	103,600	1,423	114,773
Bradford L. Smith	9,750	1,430	99,951	0	111,131

(A) Includes 401(k) plan matching contributions and, for Mr. Courtois, the employer contribution to a mandatory supplemental defined contribution plan for eligible French employees.

(B) Includes (i) athletic club membership, and (ii) payments in lieu of athletic club membership or life insurance coverage, under programs that are available to substantially all our U.S.-based employees.

(C) Includes matching charitable contributions under our corporate giving program.

(D) Includes (i) for Mr. Courtois, profit sharing mandated by French law of $19,968, car allowance that includes business and personal use of $18,999, $1,396 under a health exam program available to vice presidents and leadership team members in France, and a tax assistance allowance of $1,800, and (ii) for Ms. Johnson, $1,423 refund of contribution made to health savings account in prior fiscal year. Does not include Mr. Nadella's distribution from the Deferred Compensation Plan reported under the Nonqualified Deferred Compensation table below.

(4) Amounts paid in Euros have been converted to U.S. dollars using the average daily exchange rates during the fiscal year, as follows: from July 1, 2017 to June 30, 2018 of €1 to $1.19, from July 1, 2018 to June 30, 2019 of €1 to $1.14, and from July 1, 2019 to June 30, 2020 of €1 to $1.11.

Grants of Plan-Based Awards

This table provides information on grants of awards under any plan to the Named Executives in the fiscal year ended June 30, 2020.

Named Executive	Award[1]	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]			All Other Stock Awards (#)	Grant Date Fair Value of Stock Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Satya Nadella	2020 Cash Incentive		0	7,500,000	15,000,000					
	2020 PSA	9/18/2019				1,058	30,224	90,672		4,875,433
	2019 PSA	9/18/2019				928	37,093	111,279		6,860,412
	2018 PSA	9/18/2019				836	33,436	100,308		6,839,334
	2020 SA	9/18/2019							90,672	12,143,429
Amy E. Hood	2020 Cash Incentive		0	2,437,500	4,875,000					
	2020 PSA	9/3/2019				474	13,540	40,620		2,168,214
	2019 PSA	9/3/2019				416	16,618	49,854		3,022,814
	2018 PSA	9/3/2019				519	20,731	62,193		4,161,407
	2020 SA	9/18/2019							40,621	5,440,245
Jean-Philippe Courtois	2020 Cash Incentive		0	1,748,250	3,496,500					
	2020 PSA	9/3/2019				318	9,067	27,201		1,451,952
	2019 PSA	9/3/2019				279	11,128	33,384		2,024,183
	2018 PSA	9/3/2019				418	16,718	50,154		3,355,971
	2020 SA	9/18/2019							27,202	3,643,080
Margaret L. Johnson	2020 Cash Incentive		0	1,430,000	2,860,000					
	2020 PSA	9/3/2019				212	6,045	18,135		967,986
	2019 PSA	9/3/2019				186	7,419	22,257		1,349,455
	2018 PSA	9/3/2019				279	11,146	33,438		2,237,314
	2020 SA	9/18/2019							18,135	2,428,764
Bradford L. Smith	2020 Cash Incentive		0	2,150,000	4,300,000					
	2020 PSA	9/3/2019				390	11,123	33,369		1,781,073
	2019 PSA	9/3/2019				342	13,650	40,950		2,482,996
	2018 PSA	9/3/2019				457	18,279	54,837		3,669,193
	2020 SA	9/18/2019							33,368	4,468,876

(1) All awards are granted under the Executive Incentive Plan. SAs and PSAs were granted under the 2017 Stock Plan, except that the 2018 PSAs were granted under the 2001 Stock Plan.

(2) This column represents fiscal year 2020 cash incentives as reported in the "Non-equity Incentive Plan Compensation" column of the Summary Compensation Table.

(3) These columns represent the threshold, target, and maximum shares for the PSAs with a grant date in fiscal year 2020. Because the grant date for a PSA occurs when PSA performance targets are approved, the reported number of shares is calculated as the target shares for the portion of the PSAs for which performance targets were set in fiscal year 2020 (33.33% of each of the 2020, 2019, and 2018 PSAs). The threshold is calculated as if the threshold of only the least weighted metric (50% of 7% for 2020 PSAs and 50% of 5% for each of the 2019, and 2018 PSAs) is met. The maximum is calculated assuming all maximum targets were met and the relative TSR multiplier was fully earned.

(4) Includes the grant date fair values for SAs and PSAs calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. Values for PSAs in this column are calculated using a Monte Carlo simulation valuation performed as of the date of grant by an independent third party.

Outstanding Equity Awards at June 30, 2020

This table provides information about unvested SAs and PSAs held by the Named Executives on June 30, 2020.

Named Executive	Award Date	Stock Awards			
		Number of Shares or Units of Stock that Have Not Vested[1] (#)	Market Value of Shares or Units of Stock that Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[2] ($)
Satya Nadella	2/4/2014			150,000[3]	30,526,500
	9/20/2016	16,316[4]	3,320,469		
	9/19/2017	37,616[4]	7,655,232		
	9/19/2017			100,308[5]	20,413,681
	9/18/2018	69,550[4]	14,154,121		
	9/18/2018			74,186[5]	15,097,593
	9/18/2019	90,672[4]	18,452,659		
	9/18/2019			30,224[5]	6,150,886
Amy E. Hood	9/19/2016	10,116[4]	2,058,707		
	9/18/2017	23,322[4]	4,746,260		
	9/18/2017			62,191[5]	12,656,490
	9/17/2018	31,159[4]	6,341,168		
	9/17/2018			33,236[5]	6,763,858
	9/3/2019			13,540[5]	2,755,525
	9/18/2019	40,621[4]	8,266,780		
Jean-Philippe Courtois	8/31/2015	1,655[6]	336,809		
	9/19/2016	3,133[6]	637,597		
	12/21/2016	8,158[7]	1,660,235		
	9/18/2017	18,808[4]	3,827,616		
	9/18/2017			50,154[5]	10,206,841
	9/17/2018	20,865[4]	4,246,236		
	9/17/2018			22,256[5]	4,529,319
	9/3/2019			9,067[5]	1,845,225
	9/18/2019	27,202[8]	5,535,879		
Margaret L. Johnson	9/19/2016	5,439[4]	1,106,891		
	9/18/2017	12,539[4]	2,551,812		
	9/18/2017			33,436[5]	6,804,560
	9/17/2018	13,910[4]	2,830,824		
	9/17/2018			14,838[5]	3,019,681
	9/3/2019			6,045[5]	1,230,218
	9/18/2019	18,135[4]	3,690,654		
Bradford L. Smith	9/19/2016	8,920[4]	1,815,309		
	9/18/2017	20,564[4]	4,184,980		
	9/18/2017			54,835[5]	11,159,471
	9/17/2018	25,595[4]	5,208,838		
	9/17/2018			27,300[5]	5,555,823
	9/3/2019			11,123[5]	2,263,642
	9/18/2019	33,368[4]	6,790,722		

(1) PSAs with a grant date in fiscal years 2020, 2019 or 2018 are reported assuming payout at target award levels. Mr. Nadella's LTPSA is reported at the minimum award level.

(2) The market value is the number of shares shown in the table multiplied by $203.51, the closing market price of Microsoft common stock on June 30, 2020.

(3) Vests with shares determined subject to performance on February 3, 2021.

(4) Vests 25% one year from the last business day of August preceding the award date and 12.5% semi-annually thereafter.

(5) Award shares that are earned vest in full following three-year performance period.

(6) Vests 10% on the last day of February following the award date and 10% semi-annually thereafter.

(7) Vests 25% on December 21, 2017, 12.5% on February 28, 2018, and 12.5% semi-annually thereafter.

(8) Vests 25% on September 18, 2020, 12.5% on March 18, 2021, and 12.5% semi-annually thereafter.

Option Exercises and Stock Vested

This table provides information on an aggregate basis about stock awards that vested during the fiscal year ended June 30, 2020 for each of the Named Executives.

Microsoft has not granted stock options, other than options substituted in acquisitions, since 2003. No Named Executives held any Microsoft stock options during the fiscal year.

	Stock Awards	
Named Executive	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Satya Nadella	1,278,711	215,151,849
Amy E. Hood	228,197	32,041,785
Jean-Philippe Courtois	207,207	29,141,505
Margaret L. Johnson	120,272	16,880,158
Bradford L. Smith	198,337	27,847,281

(1) The value realized on vesting is calculated by multiplying the number of shares shown in the table by the market value of the shares on the vesting date.

Nonqualified Deferred Compensation

This table provides information about the Named Executives' earnings and balances under our U.S. nonqualified Deferred Compensation Plan in fiscal year 2020. Microsoft does not contribute to the Deferred Compensation Plan. In fiscal year 2020, Mr. Nadella received a distribution of his $222,012 account balance upon his previously elected distribution date. This distributed account balance consisted of contributions made before Mr. Nadella was Chief Executive Officer and earnings thereon. At the end of fiscal year 2020, no Named Executive had an account balance under the Plan.

Named Executive	Executive Contributions in Fiscal Year 2020[1] ($)	Aggregate Earnings in Fiscal Year 2020[1] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2020[1] ($)
Satya Nadella	0	14,721	222,012	0
Amy E. Hood	0	0	0	0
Jean-Philippe Courtois	0	0	0	0
Margaret L. Johnson	0	0	0	0
Bradford L. Smith	0	0	0	0

(1) These amounts have not been included in the Summary Compensation Table for fiscal year 2020 or for previous years.

Microsoft's Deferred Compensation Plan is unfunded and unsecured. It allows participants to defer a specified percentage of their base salary (up to 75%) and/or eligible cash incentives (up to 100%). Participation in the Deferred Compensation Plan is limited to U.S. senior managers, including our U.S. Named Executives. Microsoft does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law. Amounts deferred under the Deferred Compensation Plan are credited with hypothetical investment earnings based on participant investment elections made from among deemed investment options available under the plan.

CEO Pay Ratio

For fiscal year 2020, the annual total compensation for the median employee of the Company (other than our CEO) was $172,142 and the annual total compensation of our CEO was $44,321,788. Based on this information, for fiscal year 2020 the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 257 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

We identified our median employee from among our employees as of June 30, 2020, the last day of our fiscal year, excluding approximately 1,100 employees who became Microsoft employees in fiscal year 2020 in the following business acquisitions: ADRM Software, Inc., Affirmed Networks, Inc., BlueTalon, Inc., CyberX Israel LTD., Double Fine Productions, Inc., Gitalytics – Devprod Tools Inc., jclarity Limited, Mover Inc., Movere, Inc., npm, Inc., Promote IQ – SpotFront, Inc., Semmle Inc., Softomotive Holding Ltd, UpCounsel, Inc. (asset acquisition), and Azure VMWare Solutions by Virtustream LLC (asset acquisition). To identify our median employee, we used a "total direct compensation" measure consisting of: (i) fiscal year 2020 annual base pay (salary or gross wages for hourly employees, excluding paid leave), which we annualized for any permanent employees who commenced work during the year, (ii) bonuses and cash incentives payable for fiscal year 2020 (excluding allowances, relocation payments, and profit-sharing), and (iii) the dollar value of SAs granted in fiscal year 2020. Compensation amounts were determined from our human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using 12-month average exchange rates for the year. To identify our median employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics. Our Compensation Committee was provided with information on the fiscal year 2019 CEO pay ratio before recommending Mr. Nadella's fiscal year 2020 target annual compensation.

Equity Compensation Plan Information

This table provides information about shares of Microsoft common stock that may be issued under our equity compensation plans approved by shareholders and plans not approved by shareholders (if any) as of June 30, 2020. Under the 2017 and 2001 Stock Plans, no option or stock appreciation rights may be repriced, replaced, regranted through cancellation, repurchased for cash or other consideration, or modified without shareholder approval (except in connection with a change in our capitalization) if the effect would be to reduce the exercise price for the shares underlying the award.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise price of Outstanding Options, Warrants and Rights[2] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by security holders	128,697,377	$19.20	380,053,531
Equity compensation plans not approved by security holders	0	N/A	0
Total	128,697,377	$19.20	380,053,531

(1) Represents shares issuable upon vesting of outstanding SAs granted under the 2017 and 2001 Stock Plans and PSAs for which there is a grant date under FASB ASC Topic 718; includes shares under PSAs and Mr. Nadella's LTPSA that will vest if target performance levels are achieved.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding stock awards, which have no exercise price.

(3) Includes 96,165,738 shares remaining available for issuance as of June 30, 2020 under the Employee Stock Purchase Plan.

Compensation Committee Interlocks and Insider Participation

Mses. Peterson, Walmsley, and Warrior, and Messrs. Scharf and Stanton were members of the Compensation Committee during fiscal year 2020. All members of the Committee were independent directors, and no member was an employee or former employee of Microsoft. During fiscal year 2020, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity where one of our Committee members was an executive officer, and no Committee member had a relationship requiring disclosure under Part 1 – Governance and our Board of Directors – Certain Relationships and Related Transactions.

Stock Ownership Information

As of October 8, 2020, this table describes the number of shares of our common stock beneficially owned by each director, director nominee, and Named Executive, and all directors and executive officers as a group, together with additional underlying shares or stock units as described in Notes 2 through 4 to the table.

In computing the number and percentage of shares beneficially owned by each person, we have included any shares of our common stock that could be acquired within 60 days of October 8, 2020, by exercising options, vesting SAs, or receiving shares credited under the Deferred Compensation Plan for Non-Employee Directors. These shares, however, are not counted in computing the percentage ownership of any other person.


Beneficial Ownership


Name	Common Stock[1,2]	Percent of Common Stock	Additional Underlying Shares or Stock Units[3,4]	Total
Reid G. Hoffman	15,905[5]	*	10,149	26,054
Hugh F. Johnston	5,033[6]	*	0	5,033
Teri L. List-Stoll	23,450	*	0	23,450
Sandra E. Peterson	23,593	*	0	23,593
Penny S. Pritzker	19,257[7]	*	0	19,257
Charles W. Scharf	41,601[8]	*	0	41,601
Arne M. Sorenson	4,326	*	0	4,326
John W. Stanton	82,332[9]	*	0	82,332
John W. Thompson	35,958[10]	*	56,405	92,363
Emma N. Walmsley	414	*	0	414
Padmasree Warrior	14,718	*	0	14,718
Satya Nadella	1,214,259	*	781,976	1,996,235
Amy E. Hood	345,357	*	103,088	448,445
Jean-Philippe Courtois	546,539[11]	*	73,892	620,431
Bradford L. Smith	791,316	*	87,146	878,462
Directors and Executive Officers as a Group (17 people)	3,409,266[12]	*	N/A	N/A

* Less than 1%

(1) Beneficial ownership represents sole voting and investment power.

(2) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of October 8, 2020: Ms. List-Stoll, 20,052; Ms. Peterson, 18,193; Ms. Pritzker, 7,257; Mr. Thompson, 7,613; and Ms. Warrior, 3,487.

(3) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that are not payable within 60 days following termination of Board service: Mr. Hoffman, 10,149; Mr. Thompson, 56,405.

(4) For Named Executives, includes (i) unvested SAs that do not vest within 60 days of October 8, 2020, subject to continued employment at the time of each vest: Mr. Nadella, 181,976; Ms. Hood, 103,088; Mr. Courtois, 73,892; and Mr. Smith, 27,935, (ii) 600,000 shares payable to Mr. Nadella under his LTPSA at target performance, and (iii) 59,211 PSA shares that would vest if Mr. Smith retires from Microsoft assuming PSAs are earned at 100% of target.

(5) Includes 15,905 shares held by a family trust.

(6) Excludes 68 shares held by a family trust as to which Mr. Johnston disclaims beneficial ownership.

(7) Includes 12,000 shares held by a family trust.

(8) Includes 525 shares held by a family trust.

(9) Includes 7,243 shares held by a family trust.

(10) Includes 27,279 shares held by a family trust.

(11) Excludes an aggregate of 257,532 shares held by contrats d'assurance vie and an aggregate of 49,200 shares held by contrats de capitalisation as to which Mr. Courtois disclaims beneficial ownership.

(12) Includes 56,602 shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of October 8, 2020.

Principal Shareholders

This table lists all entities that are the beneficial owner of more than 5% of Microsoft common stock.

Name	Voting Common Stock and Nature of Beneficial Ownership as of 10/8/2020	Percent of Class to be Voted During the Meeting
The Vanguard Group, Inc. 100 Vanguard Blvd., Malvern, PA 19355	623,667,281[1]	8.17%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	515,197,221[2]	6.8%

(1) All information about The Vanguard Group, Inc. is based on a Schedule 13G/A filed with the SEC on February 12, 2020. The Vanguard Group, Inc. reported that it has sole voting power with respect to 11,666,835 shares of common stock, sole dispositive power with respect to 610,665,112 shares of common stock, shared voting power of 1,993,630 shares of common stock, and shared dispositive power of 13,002,169 shares of common stock.

(2) All information about BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 5, 2020. BlackRock, Inc. reported that it has sole voting power with respect to 444,046,995 shares of common stock, sole dispositive power with respect to 515,197,221 shares of common stock, and no shared voting or shared dispositive power.

3. Audit Committee Matters

Audit Committee Report

Charter and Responsibilities

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on our website at https://aka.ms/policiesandguidelines. The charter, which was last amended effective July 1, 2020, includes a calendar that outlines the Committee's duties and responsibilities. The Committee reviews the charter and calendar annually and works with the Board of Directors to amend them as appropriate to reflect the evolving role of the Committee.

The Board has the ultimate authority for effective corporate governance, including oversight of the management of Microsoft. The Audit Committee assists the Board in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of Microsoft, the audits of Microsoft's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm engaged as Microsoft's independent auditor, and the performance of Microsoft's internal auditor.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Microsoft's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Microsoft's system of internal control. Microsoft's independent auditor, Deloitte & Touche LLP ("Deloitte & Touche"), is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The independent auditor is also responsible for expressing an opinion on the effectiveness of Microsoft's internal control over financial reporting.

Fiscal Year 2020 Activity

During fiscal year 2020, the Audit Committee fulfilled its duties and responsibilities as outlined in the charter and the accompanying calendar. The Committee meets twice each quarter; once in connection with quarterly Board of Directors meetings and once to review the quarterly Form 10-Q or annual Form 10-K. In addition, the Committee meets as needed to address emerging accounting, compliance, or other matters or for educational training. Specifically, the Committee:

- Reviewed and discussed with management and the independent auditor Microsoft's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC")

- Reviewed and discussed with management, the internal auditor, and the independent auditor management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of Microsoft's internal control over financial reporting

- Reviewed and discussed with management, the internal auditor, and the independent auditor, as appropriate, the audit scopes and plans of both the internal auditor and the independent auditor

- Inquired about significant business and financial reporting risks, reviewed Microsoft's policies for risk assessment and risk management, and assessed the steps management is taking to control these risks

- Met in periodic executive sessions with each of management, the internal auditor, and the independent auditor to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the Company's financial reporting, and any other matters as appropriate

- Met with the CEO and CFO to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's consolidated financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting

- Reviewed with management and the independent auditor the Company's critical accounting policies, significant changes in the selection or application of accounting principles, the effect of regulatory and accounting initiatives on the Company's consolidated financial statements, and critical audit matters addressed during the audit

- Reviewed the Company's related party transactions and Policy for Related Party Transactions

- Received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns

- Reviewed and assessed the qualitative aspects of the Company's ethics and compliance programs

- Reviewed with the Chief Compliance Officer, legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting

Fiscal Year 2020 Financial Statements

The Audit Committee has reviewed and discussed with management and the independent auditor Microsoft's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2020, and the independent auditor's report on those financial statements. Management represented to the Committee that Microsoft's consolidated financial statements were prepared in accordance with GAAP. Deloitte & Touche presented the matters required to be discussed with the Committee by Public Company Accounting Oversight Board ("PCAOB") standards and Rule 2-07 of SEC Regulation S-X. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of Microsoft's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in Microsoft's consolidated financial statements, including the disclosures relating to critical accounting policies.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Microsoft's Annual Report on Form 10-K for the fiscal year ended June 30, 2020, for filing with the SEC.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. Deloitte & Touche has been Microsoft's independent auditor since the Company's initial public offering in 1986. Deloitte rotates its lead audit engagement partner every five years; the Audit Committee interviews proposed candidates and selects the lead audit engagement partner. The Committee selected a new Deloitte & Touche lead audit engagement partner beginning with the fiscal year 2020 audit. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company. These include:

- Higher quality audit work and accounting advice due to Deloitte & Touche's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework

- Operational efficiencies and a resulting lower fee structure because of Deloitte & Touche's history and familiarity with our business

Independence and Performance of Outside Audit Firm

The Audit Committee recognizes the importance of maintaining the independence of Microsoft's independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Committee leads the selection of the lead audit engagement partner, working with Deloitte & Touche with input from management. The Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Committee or its delegate. This policy prohibits the independent auditor from providing non-audit services such as bookkeeping or financial systems design and implementation. The Company's pre-approval policy is more fully described below in this Part 3 – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. The Committee has concluded that the amount and nature of those services provided was compatible with maintaining the independence of Deloitte & Touche. In addition, Deloitte & Touche has provided the Committee with the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence. The Committee has reviewed these materials and discussed the firm's independence with Deloitte & Touche.

As provided in its charter, in addition to evaluating Deloitte & Touche's independence, the Audit Committee performed its annual assessment of Deloitte & Touche's performance as independent auditor during fiscal year 2020. The Committee assessed the performance of the Deloitte & Touche lead audit engagement partner and the audit team. The Committee reviewed a variety of indicators of audit quality including:

- The quality and candor of Deloitte & Touche's communications with the Audit Committee and management

- How effectively Deloitte & Touche maintained its independence and employed its independent judgment, objectivity, and professional skepticism

- The level of engagement and value provided by the Deloitte & Touche national office

- The depth and expertise of the global Deloitte & Touche audit team

- The quality of insight demonstrated in Deloitte & Touche's review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies

- Available external data about quality and performance, including reports of the PCAOB on Deloitte & Touche and its peer firms and Deloitte & Touche's response to those reports

- The appropriateness of Deloitte & Touche's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit

- Deloitte & Touche's knowledge of our global operations, accounting policies and practices, and internal control over financial reporting

- Deloitte & Touche's tenure as the Company's independent auditor and safeguards in place to maintain its independence

Recommendation of Deloitte & Touche as Independent Audit Firm for Fiscal Year 2021

As a result of its evaluation, the Audit Committee concluded that the selection of Deloitte & Touche as the independent registered public accounting firm for fiscal year 2021 is in the best interest of the Company and its shareholders.

Audit Committee
Hugh F. Johnston (Chair)
Teri L. List-Stoll
Arne M. Sorenson
John W. Stanton

Fees Billed by Deloitte & Touche

This table presents fees for professional audit and other services rendered by Deloitte & Touche for the fiscal years 2020 and 2019.

Year ended June 30,	2020	2019
Audit Fees	$41,710,000	$41,443,000
Audit-Related Fees	10,150,000	14,446,000
Tax Fees	3,377,000	2,244,000
All Other Fees	54,000	146,000
Total	$55,291,000	$58,279,000

Audit Fees

These amounts represent fees of Deloitte & Touche for the audit of our annual consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, attest services, consents, and assistance with review of documents filed with the SEC. Audit fees also include advice about accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Microsoft's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; due diligence related to mergers, acquisitions, and investments; additional revenue and license compliance procedures related to the performance of review or audit of Microsoft's consolidated financial statements; third-party assurance audits for cloud services; and accounting consultations about the application of GAAP to proposed transactions. Revenue assurance and license compliance includes procedures under contracts we have entered that provide for review by an independent accountant, and advice about controls associated with the completeness and accuracy of our software licensing revenue. These services support the evaluation of the effectiveness of internal control over revenue recognition and enhance the independent auditor's understanding of our licensing programs and controls.

Tax Fees

Tax fees generally consist of tax compliance and return preparation, and tax planning and advice. Tax compliance and return preparation services consist of preparing original and amended tax returns and claims for refunds. Tax planning and advice services consist of support during income tax audits or inquiries.

All Other Fees

All other fees consist of permitted services other than those that meet the criteria above and include training activities, and subscriptions and surveys on economic, industry, accounting, and human resources topics.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has a policy for pre-approval of all audit and permissible non-audit services provided by the independent auditor. Each year, the Committee approves the terms on which the independent auditor is engaged for the ensuing fiscal year. At least quarterly, the Committee reviews and, if appropriate, pre-approves services to be performed by the independent auditor, reviews a report summarizing fiscal year-to-date services provided by the independent auditor, and reviews an updated projection of the fiscal year's estimated fees. The Committee, as permitted by its pre-approval policy, from time to time delegates the approval of certain permitted services or classes of services to a member of the Committee. The Committee then reviews the delegate's approval decisions each quarter. Microsoft uses a centralized internal system to collect requests from Company personnel for services by the independent auditor to facilitate compliance with this pre-approval policy.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

4. Proposals to be Voted on During the Meeting

Management Proposal 1: Election of 12 Directors

The Board of Directors has nominated 12 directors for election during the Annual Meeting to hold office until the 2021 annual meeting. The Governance and Nominating Committee evaluated and recommended the nominees in accordance with its charter and our Corporate Governance Guidelines.

To be elected, a director must receive a vote of the majority of the votes cast.

Our Board of Directors recommends a vote FOR the election to the Board for each of the nominees listed below.

Name	Age	Director Since	Occupation
Reid G. Hoffman	53	2017	Partner, Greylock Partners
Hugh F. Johnston	59	2017	Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.
Teri L. List-Stoll	57	2014	Former Executive Vice President and CFO, The Gap, Inc.
Satya Nadella	53	2014	CEO and Director, Microsoft Corporation
Sandra E. Peterson	61	2015	Operating Partner, Clayton, Dubilier & Rice, LLC
Penny S. Pritzker	61	2017	Founder and Chairman, PSP Partners, LLC
Charles W. Scharf	55	2014	President, CEO, and Director, Wells Fargo & Company
Arne M. Sorenson	62	2017	President, CEO, and Director, Marriott International, Inc.
John W. Stanton	65	2014	Founder and Chairman, Trilogy Partnerships
John W. Thompson	71	2012	Independent Chair, Microsoft Corporation; Former CEO, Virtual Instruments Corporation
Emma N. Walmsley	51	2019	CEO and Director, GlaxoSmithKline plc
Padmasree Warrior	59	2015	Founder, President, and CEO, Fable Group, Inc.

Management Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

As required by SEC rules, we are asking for your advisory vote on the following resolution ("say-on-pay vote" resolution):

Resolved, that the shareholders approve, in a nonbinding vote, the compensation paid to the Company's Named Executive Officers, as disclosed in Part 2 – Named Executive Officer Compensation.

Receipt of a majority of the votes cast is required to approve this proposal. We hold our say-on-pay vote every year.

Our Board of Directors recommends a vote FOR approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers.

Statement in Support

Pay for Performance

Through our ongoing shareholder engagement, we receive consistent feedback that our investors favor incentive compensation arrangements tied to specific performance measures that drive long-term performance and value creation. We have responded to investor feedback, and our program design has evolved so that it incorporates performance elements directly linked to achievement of our long-term strategic goals.

Key features of our fiscal year 2020 executive compensation program were:

- 56% of the annual target compensation opportunity for our Named Executive Officers was performance-based, on average

- 50% of the annual cash incentive was tied to achieving pre-established financial targets (and for our CEO, this increases to 70% in fiscal year 2021)

- 50% of the annual target equity opportunity for our Named Executive Officers was delivered in the form of performance-based stock awards with payouts based on achievement against pre-established strategic objectives (and for our CEO, this increases to 70% in fiscal year 2021)

- Metrics under our performance stock awards are strategic measures that drive long-term growth

- Our performance stock awards included a relative total shareholder return multiplier, to reward significant positive outperformance, thereby strengthening the alignment of the interests of our executive officers with the interests of our long-term shareholders

Pay for Performance

50%
annual cash incentive determined formulaically, based on achievement against pre-established financial targets.
(70% for CEO in FY21)

50%
target equity awards were performance stock awards with strategic metrics.
(70% for CEO in FY21)

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership. Pay that reflects performance and alignment of that pay with the interests of long-term shareholders are key principles that underlie our compensation program. We achieve these objectives through compensation that:

- Provides a competitive total target pay opportunity

- Consists primarily of equity compensation, which encourages our executives to act as owners with a significant stake in Microsoft

- Delivers a majority of pay based on performance

- Enhances long-term focus by subjecting a significant percentage of total target compensation to multi-year performance requirements or vesting

- Does not encourage unnecessary and excessive risk taking

Best Practices in Executive Compensation

Our executive compensation program follows best practices.

What We Do

- **Maintain a stock ownership policy** that reinforces the alignment of executive officer and shareholder interests (including stock ownership of 15x base salary for the CEO)

- Have a strong executive compensation recovery (**"clawback"**) policy to ensure accountability

- **Promote long-term focus** through multi-year vesting and performance requirements

- **Prohibit pledging, hedging, and trading** in derivatives of Microsoft securities

- Retain an **independent compensation consultant**

- **Solicit investor feedback** on our compensation program and potential enhancements through an extensive shareholder engagement program

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships, medical benefits), and no tax gross-ups

- No employment agreements

- No change in control benefits

- No executive-only retirement programs

- No guaranteed bonuses

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Our Board and Compensation Committee reviewed the prior year's voting results and, through our regular shareholder engagement, sought to understand the factors that influenced voting decisions.

As a result of our engagement with shareholders, we have taken responsive action:

Feedback Themes

- Increase the performance-based component of the annual cash incentive – to further strengthen our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy

- Shift the mix of our CEO's equity award to be majority performance-based

- Include a downside adjustment on the PSA payout, so that the TSR multiplier provides both upside and downside exposure for executives

- Investors would benefit from additional disclosure regarding the Compensation Committee's process to determine incentive compensation results

Actions Taken

- Increased the weighting of the financial performance portion of the CEO's annual cash incentive from 50% to 70% for fiscal year 2021, split evenly between Incentive Plan Revenue (35%) and Incentive Plan Operating Income (35%)

- Increased the performance-based portion of our CEO's equity awards from 50% to 70% for fiscal 2021

- Revised the relative TSR modifier for fiscal year 2021 PSAs to include a downside adjustment on PSA payout if relative TSR falls below the 40th percentile of the S&P 500

- Increased the disclosure of goal-setting process and performance stock award results

The Board and the Compensation Committee will continue to consider feedback obtained through our shareholder engagement process in making future decisions about our executive compensation program.

Management Proposal 3: Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2021

The Audit Committee has selected Deloitte & Touche LLP as Microsoft's independent auditor for fiscal year 2021. The Board asks shareholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise Microsoft's independent auditor, the Board considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Deloitte & Touche for ratification by shareholders as a matter of good corporate practice. As described in Part 3 – Audit Committee Matters, the Board considers the selection of Deloitte & Touche as Microsoft's independent auditor for fiscal year 2021 to be in the best interests of Microsoft and its shareholders.

Receipt of a majority of the votes cast is required to approve this proposal. If the selection of Deloitte & Touche is not ratified, the Audit Committee will consider the result a recommendation to consider selection of a different firm.

The Board of Directors recommends a vote FOR the ratification of the independent auditor.

Shareholder Proposal

NorthStar Asset Management, Inc. has advised us that it intends to submit the following proposal for consideration at the Annual Shareholder Meeting. We will furnish the address and number of shares held by the proponent upon receipt of a request for such information to the Corporate Secretary.

Receipt of a majority of the votes cast is required to approve this proposal.

Employee Representation on the Board of Directors

WHEREAS: Our employees are crucial to our ability to offer shareholders continued return on their investment. A 2018 Forbes article emphasized the need for retaining top employees by "focus[ing] on excellence in engagement";

In 2018, the Accountable Capitalism Act was introduced into the U.S. Congress to combat "America's fundamental economic problems" such as companies' failure to reinvest proceeds in their operations, including employees. The Act would require that "boards … include substantial employee participation … ensur[ing] that no fewer than 40% of [a board's] directors are selected by the corporation's employees";

In 2019, the Business Roundtable, an association of chief executive officers of America's leading companies, issued a new Statement on the Purpose of a Corporation which emphasized "a fundamental commitment to all of our stakeholders." Coupled with a worldwide increased interest in environmental and social considerations, this new focus on "stakeholder capitalism" can be understood to imply that a company's fiduciaries must address or reflect the interests of all stakeholders;

In 2020, the World Economic Forum explained that "[i]ssues that were previously considered secondary for CEOs and boards— matters once handled by companies' stakeholder-relations, philanthropy, and information-technology departments—have become important determinants of firms' capacity to create and sustain economic value … The talent and motivation of a firm's workforce, an innovative corporate culture, individual know-how, and data all are becoming increasingly important sources of value";

Shareholders believe that allowing employee representation on boards of directors will support continued company growth within stakeholder capitalism. Several European countries require employee representation on boards.

Academic analysis of one such policy stated that it "offer[s] advantages for technical efficiency, skill development and knowledge generation through its protection of specific human capital investments";

Employee commitment to the long-term growth of our company, especially during the COVID-19 crisis and recovery, will be vital to our company's success. Shareholders believe that our company can advance long-term value creation through a board that includes non-management employee representation.

RESOLVED: Shareholders of Microsoft urge the Board of Directors to prepare a report to shareholders describing options for the company to encourage the inclusion of non-management employee representation on the Board.

SUPPORTING STATEMENT: The report should be prepared within one year, at reasonable cost and excluding proprietary and privileged information. The Board is encouraged to assess:

1. Any legal, technical, practical, or organizational impediments to non-management employees gaining board seats;

2. Potential benefits and efficiencies associated with board membership of non-management employees;

3. Procedures through which non-management employees could gain nomination to the board, such as allocation of board slots, special nomination process, building upon existing proxy access provision, and/or changes to corporate bylaws that might help accomplish such changes;

4. Options for employees to participate in governance through other structures such as employee councils, joint labor-management committees, or labor unions.

For purposes of this proposal, "non-management employees" should be understood to be employees that are neither management nor company executives.

Board Recommendation on Shareholder Proposal

The Board recommends that shareholders vote AGAINST this proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft's Board of Directors has a strong interest in ensuring the Company has a respectful, rewarding, diverse, and inclusive work environment that enables the Company and its employees to thrive. Indeed, the Board recognizes the Company's cultural transformation as a key element behind the Company's success over the past several years. However, the Board does not believe the steps called for in this proposal are the best way to fulfill its ongoing commitment to ensure Microsoft's organizational health and oversee efforts to provide the best possible work experience for Microsoft employees.

The Board gains insights into organizational health and employees' experiences through a broad set of global data and engagements. The Board as a whole and its Compensation Committee engage with the Company's senior leadership team and human resources executives across a range of topics including culture, compensation and benefits, employee recruiting and retention, diversity and inclusion, and succession planning and development. The Board receives an annual briefing on the results of Microsoft's anonymous poll of our entire global employee population to collect feedback on management, strategy, culture, compensation, inclusion, and many other areas. Board members have opportunities to engage directly with employees across all levels of the Company, not just the senior leadership team, through participation in internal employee conferences and networking events, department meetings, campus visits, and meetings focused on connecting the Board with emerging leaders from across the employee base. The Board has also built accountability for these things into our executive compensation program. As detailed in Part 2 of this Proxy Statement, our Named Executive Officers' annual cash incentives include consideration of their performance on a variety of qualitative factors including diversity and inclusion and workplace culture.

In addition, open and respectful communication is one of Microsoft's core values. We encourage employees to raise issues or questions through our Open Door Policy, which states that employees can raise any concerns or questions to any member of management or to HR. We have multiple channels for all stakeholders, including employees, to provide feedback to management. For example, typically approximately 90% of our employees around the world provide responses to our annual employee poll. Our Chief Executive Officer and senior leaders regularly host Company- and organization-wide meetings, to provide business updates and answer questions posed by employees. Employees can raise questions at any time on the CEO Connection page on Yammer. As we describe in our Company-wide Standards of Business Conduct training, employees have multiple avenues to raise and have addressed, anonymously if they wish, any compliance or other concern. Shareholders, including employees, may also submit communications related to corporate governance to the Board's attention through a dedicated email address.

The Company and the Board takes information communicated through these avenues very seriously, and management regularly provides responses and updates on issues that employees raise to the Board.

The proposal would also require the Company to deviate from our existing rigorous processes to ensure strong, independent oversight by our Board. Our existing director selection process is designed to identify and nominate the strongest director candidates from all available sources. We believe an employee candidate for the Board should be evaluated by the same standards and criteria as any other candidate. As described in Part 1 – Governance and our Board of Directors – Director Selection and Qualifications, our Governance and Nominating Committee, along with the full Board, evaluates and recommends director nominees. In doing so, they carefully assess the specific qualifications of potential director nominees and determine whether they will contribute to an effective, diverse Board that operates openly and collaboratively to serve the best interests of all of our shareholders. As stated in Director Selection and Qualifications, the Board considers many factors, including general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and national, gender, age, and ethnic diversity.

Any shareholder can recommend a prospective director candidate, including a Company employee, for the Board's consideration. We describe how to do this above Part 1 – Governance and our Board of Directors – Director Selection and Qualifications – Shareholder Recommendations and Nomination of Director Candidates. The Governance and Nominating Committee will consider and evaluate nominees proposed by shareholders in the same manner as a nominee recommended by a Board member, management, search firm, or any other source. Giving non-management employees a dedicated position on the Board, a different process for board representation, or a different set of qualifications would undercut the role of the Governance and Nominating Committee and the Board in one of the most important and strategic elements of corporate governance.

Having an independent board is a core element of our governance philosophy. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. Except for our CEO Satya Nadella, all our current directors are independent. This proposal suggests we should add another director employed by Microsoft. This would decrease the number of directors who qualify as independent of the Company.

For these reasons, the Board believes that changing our board nomination and membership framework with respect to Company employees as outlined by this proposal is unnecessary and will not enhance value for our business, employees, or shareholders.

5. Information About the Meeting

Date, Time, and Place of Meeting

Date: December 2, 2020
Time: 8:00 a.m. Pacific Time
Virtual Meeting Location: http://www.virtualshareholdermeeting.com/MSFT20

This Proxy Statement was first mailed to shareholders on or about October 20, 2020. It is furnished in connection with the solicitation of proxies by the Board of Directors of Microsoft Corporation to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may revoke a proxy by delivering a signed statement to our Corporate Secretary at or prior to the Annual Meeting or by timely executing and delivering, by Internet, telephone, or mail, another proxy dated as of a later date.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On October 20, 2020, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on October 8, 2020, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/MSFT20, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to proxyvote.com and enter your Control Number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/MSFT20. We will post questions and answers if applicable to Microsoft's business on the Microsoft Investor Relations website shortly after the meeting.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on December 2, 2020. If you have difficulty accessing the meeting, please call 1-800-586-1548 (toll free) or 303-562-9288 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested in a Microsoft Teams broadcast at https://www.microsoft.com/investor. If you attend the Microsoft Teams broadcast, you will be able to view the Annual Meeting but will not be able to vote your shares or ask questions through Microsoft Teams.

Soliciting Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and employees of Microsoft, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies at a cost we anticipate will not exceed $20,000. These solicitations may be made personally or by mail, telephone, messenger, email, or other electronic transmission. Microsoft will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Microsoft will pay all proxy solicitation costs.

Householding

We deliver a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, to certain shareholders sharing the same address unless we have received contrary instructions. If you are a registered shareholder and would like to either participate in householding or receive separate copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare, by mail at P.O. Box 505000, Louisville, KY, 40233-5000; by phone at 800-285-7772, option 1; or by email at web.queries@computershare.com. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Election of Directors

Twelve directors are to be elected during the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. If, for any reason, no directors are elected at an annual meeting, a slate of directors may be elected at a special meeting of shareholders called for that purpose in the manner provided by our Bylaws. The accompanying proxy will be voted in favor of the nominees presented in Part 1 – Governance and our Board of Directors to serve as directors unless the shareholder indicates to the contrary on the proxy. All of this year's nominees are current directors.

The Board expects that each of the nominees will be available for election, but if any of them is unable to serve at the time the election occurs, the proxy will be voted for the election of another nominee designated by our Board.

Majority Vote Standard

A nominee who does not receive a majority vote will not be elected. Except as explained in the next paragraph, an incumbent director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which the election inspector determines the voting results as to that director, (b) the date on which the Board of Directors appoints an individual to fill the office held by that director, or (c) the date of that director's resignation.

The Board of Directors may fill any vacancy resulting from the non-election of a director, or fill the office held by a holdover director, as provided in our Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee who fails to receive a majority vote and make a recommendation to our Board about filling the office.

The Board of Directors will act on the Governance and Nominating Committee's recommendation and within 90 days after certification of the shareholder vote will disclose publicly its decision.

Additional details about this process are specified in our Bylaws, which are available on our website at https://aka.ms/policiesandguidelines.

Voting

Shareholders Entitled to Vote; Quorum

Shareholders of record at the close of business on October 8, 2020, will be entitled to vote during the meeting on the basis of one vote for each share held. Shareholders as of the record date are encouraged to vote prior to the meeting (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form. On October 8, 2020, there were 7,562,826,058 shares of common stock outstanding, held of record by 91,537 shareholders.

A majority of the outstanding shares of Microsoft common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. The shares of a shareholder whose ballot on any or all proposals is marked as "abstain" or, in the case of an uncontested election of directors, "withheld", will be included in the number of shares present during the Annual Meeting to determine whether a quorum is present.

Vote Required; Effect of Abstentions and Broker Non-Votes

For each proposal submitted to the shareholders for a vote, approval requires a vote of the majority of the votes cast. A majority of votes cast means the number of shares cast "for" a proposal exceeds the number of votes cast "against" that proposal. Abstentions will not be counted as votes cast. Uninstructed shares will not be counted as votes cast except with respect to the Ratification of the Selection of our Independent Auditor, for which brokers and custodians have discretion to vote. A ballot for a director that is marked "withheld" will also not be counted as a vote cast.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

	Votes Required for Approval	Abstentions	Uninstructed Shares
Management Proposals			
Election of 12 Directors	Majority of votes cast	Not voted	Not voted
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay")	Majority of votes cast	Not voted	Not voted
Ratification of the Selection of Deloitte & Touche LLP as Independent Auditor for Fiscal Year 2021	Majority of votes cast	Not voted	Discretionary vote
Shareholder Proposal			
Report on Employee Representation on Board of Directors	Majority of votes cast	Not voted	Not voted

Vote Confidentiality

We maintain the confidentiality of the votes of individual shareholders. Ballots, proxy forms, and voting instructions returned to brokerage firms, banks, and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator, and inspector of election have access to the ballots, proxy forms, and voting instructions. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms, and voting instructions only if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments.

Tabulation of Votes

Our independent election inspector, Broadridge Financial Services, will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on our website at http://www.microsoft.com/investor/corporate-governance/votingresults.aspx within one business day after the Annual Meeting. We will also report the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

Where to Find More Proxy Voting Information

- The SEC website has a variety of information about the proxy voting process at http://www.sec.gov/spotlight/proxymatters.shtml.
- Contact the Microsoft Investor Relations department through our website at http://www.microsoft.com/investor or by phone at 425-706-4400

- You may view our Annual Report and vote your shares at http://www.proxyvote.com

- Contact the broker or bank through which you beneficially own your shares

Where to Find our Corporate Governance Documents

Copies of our Board committee charters and other governance documents listed in Part 1 – Governance and our Board of Directors can be found at https://aka.ms/policiesandguidelines. We will provide any of the foregoing information to a shareholder without charge upon written request to MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399**.**

Proposals by Shareholders for 2021 Annual Meeting

Any shareholder who wishes to submit a proposal, director nomination, or to present matters not intended to be included in the proxy card at next year's shareholders meeting should comply with applicable Bylaw and SEC requirements, which are summarized in the table below.

Submission	Rules and Requirements	Deadline
Shareholder Proposal	SEC Rule 14a-8	No later than close of business (5:30 p.m. Pacific Time) on June 16, 2021
Proxy Access Nominee	Section 1.14 of Bylaws	Between May 17, 2021 and June 16, 2021, assuming we do not change the date of our 2021 meeting date to be more than 30 days before or 60 days after the first anniversary of the date this definitive Proxy Statement is first released to shareholders
Advance Notice Provisions for Other Items of Business or Director Nominee	Section 1.13 of Bylaws	Between August 4, 2021, and September 3, 2021, assuming we do not change the date of our 2021 meeting to be more than 30 days before or 60 days after the first anniversary date of our 2020 Annual Meeting

Where to Submit

Electronically	askboard@microsoft.com
By Mail	MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation One Microsoft Way, Redmond, Washington 98052-6399.

We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Microsoft will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Other Business

The Board of Directors does not intend to bring any other business before the Annual Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. In addition to the scheduled items of business, the meeting may consider such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural matters and matters relating to the conduct of the meeting. If other business is properly brought before the meeting, the persons voting proxies will vote in accordance with their best judgment.

Representatives of Deloitte & Touche, independent auditor for Microsoft for fiscal year 2020 and the current fiscal year, will be present during the Annual Meeting, have an opportunity to make a statement if they desire to do so, and be available to respond to appropriate questions.

DATED: Redmond, Washington, October 19, 2020.

Annex A – Reconciliation of GAAP to Non-GAAP Financial Measures

The following table reconciles our financial results reported in accordance with accounting principles generally accepted in the United States ("GAAP") to non-GAAP financial results. Additional information regarding our non-GAAP definition is provided below. All growth comparisons relate to the corresponding period in the last fiscal year.

($ in millions, except per share amounts)	Revenue	Operating Income	Net Income	Diluted Earnings per Share
				Twelve Months Ended June 30,
2019 As Reported (GAAP)	**$125,843**	**$42,959**	**$39,240**	**$5.06**
Net Tax Impact of Transfer of Intangible Properties	—	—	(2,567)	(0.33)
Net Impact of the Tax Cuts and Jobs Act ("TCJA")	—	—	157	0.02
2019 As Adjusted (non-GAAP)	**$125,843**	**$42,959**	**$36,830**	**$4.75**
2020 As Reported (GAAP)	**$143,015**	**$52,959**	**$44,281**	**$5.76**
Percentage Change Y/Y (GAAP)	14%	23%	13%	14%
Percentage Change Y/Y (non-GAAP)	14%	23%	20%	21%

GAAP results include a net income tax benefit of $2.6 billion and a net income tax charge of $157 million for the twelve months ended June 30, 2019. These net tax impacts are excluded from our non-GAAP results and explained in the Non-GAAP Definition section below.

Non-GAAP Definition

Transfer of Intangible Properties. In the fourth quarter of fiscal year 2019, in response to the TCJA and recently issued regulations, we transferred certain intangible properties held by our foreign subsidiaries to the United States ("U.S.") and Ireland. The transfers of intangible properties resulted in a $2.6 billion tax benefit recorded in the fourth quarter of fiscal year 2019, as the value of future tax deductions exceeded the current tax liability from foreign jurisdictions and U.S. global intangible low-taxed income tax.

The TCJA Impact. We recorded a net charge of $157 million during the twelve months ended June 30, 2019 related to the TCJA.

We have provided non-GAAP financial measures related to the transfer of intangible properties and the TCJA to aid investors in better understanding our performance. We believe these non-GAAP measures assist investors by providing additional insight into our operational performance and help clarify trends affecting our business. For comparability of reporting, management considers non-GAAP measures in conjunction with GAAP financial results in evaluating business performance. The non-GAAP financial measures presented in this proxy statement should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Non-GAAP Executive Incentive Plan ("Incentive Plan") Performance Metrics in Compensation Discussion and Analysis

We use certain non-GAAP financial performance metrics in our Incentive Plan, as described on pages 43-44 and 48.

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